ROBBINS MYERS

2008 ANNUAL REPORT





IT'S WORKING

CORPORATE TRANSFORMATION • INNOVATION • IMPROVED COST STRUCTURE APPLICATION EXPERTISE • LEAN MANUFACTURING • CONTINUOUS IMPROVEMENT ASSET UTILIZATION • CUSTOMER INTIMACY • GLOBAL EXPANSION • MARKET DIVERSIFICATION • REDUCED COMPLEXITY

WE ARE A LEADING SUPPLIER

Robbins & Myers, Inc. is a leading supplier of engineered equipment and systems for critical applications in global energy, industrial, chemical and pharmaceutical markets. Our success is based on close and continuing customer interaction, innovative products, application engineering, customer support and a competitive cost structure. Our strategy is to focus on markets with attractive growth potential where customers value our differentiated products and total solution capability, and to broaden our international presence in emerging markets. Robbins & Myers is headquartered in Dayton, Ohio, USA and has primary operations in 15 countries. Shares are traded on the NYSE under the ticker symbol "RBN." The Company is included in the S&P SmallCap 600 and the Russell 2000 Indices.

WE HAVE THREE PROFITABLE BUSINESS PLATFORMS

FLUID MANAGEMENT GROUP

designs, manufactures and markets equipment and systems used in oil and gas exploration and recovery, specialty chemical processes, wastewater treatment and a variety of other industrial applications. Fluid Management is believed to be a leading independent manufacturer of rotors and stators for hydraulic drilling power sections, as well as a dominant player in several other product categories.

In 2008, this segment's organic sales rose 11 percent as it continued to invest in capturing market growth opportunities with the introduction of new energy and industrial products. Fluid Management's service organization expanded its customer reach, and the Group made lean improvements throughout the organization.

PROCESS SOLUTIONS GROUP

designs, manufactures and services equipment and systems used primarily in the pharmaceutical, fine chemical and industrial markets. The Group believes it is a worldwide leader in quality glass-lined reactors and storage vessels, as well as certain chemical mixing equipment.

In 2008, this Group focused on improving profitability through better cost management, intensified pricing discipline, and the introduction of lean principles. Market demand improved, driven by large projects in the fine chemical and industrial markets. Operating profit margins improved 190 basis points year-over-year.

ROMACO BUSINESS GROUP

designs, manufactures and markets packaging equipment for the pharmaceutical and cosmetic markets. In addition, it provides processing equipment to these markets, as well as the food industry. Romaco is considered one of the leading manufacturers of specialized equipment for various forms of drug delivery.

In 2008, this business experienced stable end markets as it worked to transform to a more profitable, less complex business model. Improved customer focus, better business practices and new product introductions pushed Romaco operating profit to a record $14 million and operating margins to a record 9.2 percent.

FY 2008 GROUP SALES

(in millions)


$322.9
$313.6
$150.7

ACTIONS LED TO RESULTS

Fiscal years ended August 31

SALES

(millions)


+13
PERCENT
(07-08)
$800
$600
$400
$200
$0
06
07
08

All three business platforms achieved higher sales due to favorable market conditions and our growth initiatives.

LEAN BEGAN TO TAKE SHAPE

Fiscal years ended August 31

OPERATING MARGINS


+250
BASIS
POINTS
(07-08)
16%
12%
8%
4%
0%
06
07
08

Greater sales levels and continuous improvement benefits resulted in higher operating margins.

LESS BECAME MORE

EARNINGS PER SHARE

Fiscal years ended August 31

(diluted)


+70
PERCENT
(07-08)
$3.00
$2.00
$1.00
$0
-$1.00
06
07
08

Asset sales, a lower tax rate and better operating performance created higher earnings in FY 2008.

WORKING CAPITAL WORKED SMARTER

OPERATING CASH FLOW

Fiscal years ended August 31

(millions)


+38
PERCENT
(07-08)
$100
$75
$50
$25
$0
06
07
08

The $90 million of operating cash flow in FY 2008 reflects our sharpened emphasis on controlling working capital.

WE RETURNED MORE

RETURN TO SHAREHOLDERS



$400
300
200
100
0
03
04
05
06
07
08
Robbins & Myers
Russell 2000
S&P Industrial Machinery

	Cumulative Period Ending August 31,					
	2003	2004	2005	2006	2007	2008
Robbins & Myers, Inc.	$100.00	$ 84.90	$ 98.47	$130.55	$247.07	$410.79
Russell 2000	$100.00	$111.35	$137.08	$149.91	$166.94	$157.79
S&P Industrial Machinery	$100.00	$120.62	$131.25	$140.82	$185.32	$167.70

This information compares the cumulative total shareholder returns for Robbins & Myers common stock with the cumulative total returns for the Russell 2000 Index and the S&P Industrial Machinery Index for our last five fiscal years. This information assumes the investment of $100 in Robbins & Myers common stock and each of the specified indices on August 31, 2003, and assumes reinvestment of all cash dividends.

LAST YEAR,
WE TOLD YOU THAT
OUR TRANSFORMATION
WAS CONTINUING.
THIS YEAR,
WE ARE PLEASED
TO REPORT THIS
TRANSFORMATION
IS WORKING
AND PRODUCING
EXCELLENT RESULTS

TO OUR SHAREHOLDERS

It's working – transformation and change. Three years ago, Robbins & Myers committed to reposition your Company for sustained, long-term profitability and to build shareholder value and a better future for all of our employees. Today, we are pleased to report, we're succeeding.

All of our businesses are profitable. Our operations are more focused, more streamlined and more efficient. We are effectively competing for and winning new market share. Our expanded customer base encompasses more global market leaders. Our close relationships with these key customers provide new growth opportunities on multiple fronts. As we work smarter for our shareholders, we have created a company that is capable of long-term profitable growth. This should ultimately translate into enhanced shareholder value as markets recognize the transformation that has occurred and the inherent value of our businesses.

In fiscal 2008, we continued to develop the potential within each of our businesses. Strong end-markets and customer-focused initiatives drove a 13 percent increase in orders. Sales for the year totaled $787 million, reflecting top-line growth across all three of our business platforms.

Sales growth, combined with continuous improvement in our operations, resulted in a significant increase in profitability. Operating margins, excluding special items such as gains from property sales, climbed for the third consecutive year, rising 250 basis points to 15.6 percent. Each of our business segments improved profitability in fiscal 2008.

Cash flow was another indicator of the new level of operating and financial efficiency the Company has attained. In fiscal 2008, we generated $90 million in cash from operating activities, a 38 percent year-over-year increase, reflecting growth and effective working capital management.

The Company's balance sheet is strong. We ended the year with $123 million in cash and a modest $34 million of debt. Our cash, combined with a $150 million senior credit facility and expected future cash flows, provides us, we believe, with ample capacity to finance our operations and strategic investments.

During the year, we increased our cash dividend by 15.4 percent, the second consecutive annual increase. Our share price appreciated significantly during the first half of fiscal 2008. This increase led to a two-for-one stock split in February, in the form of a 100 percent share dividend that improved liquidity for shareholders.

CUSTOMER-FACING INITIATIVES DRIVE GROWTH

Change and transformation are working and should continue to work in the future. Lean business principles and other continuous-improvement initiatives are now embedded in our culture. These have provided an efficient operational and financial structure, allowing Robbins & Myers to compete at a higher level in attractive end-markets.

With new capabilities in hand, we are pursuing and winning new business opportunities that would not have been possible just two years ago. As we look ahead, our focus is turning toward more customer-facing initiatives that can accelerate profitable growth.

Key account management, for instance, is translating directly into winning new business and market share. We are investing in training to sharpen critical sales and marketing skills. As we do so, we move closer to our customers and change the nature of our relationships, transitioning from supplier to strategic partner.

A customer-led organization means customers' needs guide your agenda. As a strategic partner, we have the necessary insight into our customers' businesses to anticipate their future needs. We can respond quickly with improved products, helping turn customer challenges into growth opportunities. More unified processes within our own Company are making this happen.

New product development is now more collaborative, bringing together our sales, engineering and manufacturing functions to create customer solutions. Better phased decision-making, with a stage-gate process, focuses our efforts on new products and applications offering the greatest number of market opportunities and provides greater assurance of successful commercialization.

"With new capabilities in hand, we are pursuing and winning new business opportunities that would not have been possible just two years ago. As we look ahead, our focus is turning toward more customer-facing initiatives that can accelerate profitable growth."



Peter C. Wallace – *President and Chief Executive Officer*

The dynamics of both our customer relationships and our customer base are changing. Today, we have increasing sales to global Fortune 500 companies. With them, we are expanding our footprint around the world. As we enter new markets, we can also develop new business with local-market customers. The net result is a more global, better diversified revenue base that creates a rich network of opportunity for us to pursue.

BUSINESS PLATFORMS CONTINUE TRANSFORMATION

Each of our three business platforms is implementing transformational strategies to meet the unique needs of its primary markets and customers. The Fluid Management Group (FMG) is capitalizing on strong demand from energy markets by partnering with industry-leading customers. In the process, this business continues to expand beyond its core North American base to capture more global growth opportunities. FMG sales grew 10 percent during fiscal 2008, while operating margins improved 200 basis points to 28.3 percent.

In the Process Solutions Group (PSG), the focus remains on improving operating profit margin through the adoption of lean principles and a culture of continuous improvement. The goal is to create a cohesive business that delivers strong results in changing business cycles. A 190-basis-point gain in operating margins during fiscal 2008 demonstrates the progress PSG has made. At the same time, this group has met the challenges of strong customer demand that fueled sales growth of 14 percent in fiscal 2008.

In the past year, Romaco has made a dramatic transformation. This business has moved from a vertically integrated manufacturer to a provider of engineering solutions. These solutions, largely focused on drug delivery, meet the needs of multinational and contract packagers in the pharmaceutical industry. Romaco's improved business model is producing strong results. Operating margins rose to 9.2 percent in fiscal 2008, representing an effective turnaround of a business that was recently generating losses.

BALANCE SHEET FUNDS REINVESTMENT AND ACQUISITION

Today, Robbins & Myers has three strong business platforms. Our external growth strategy includes bolt-on acquisitions to complement current product offerings. Our Indian joint venture partner, for example, acquired Mavag in 2008 to enhance PSG's offerings. We also evaluate larger opportunities that could form the foundation of a new business platform.

The Company is well-positioned to complete acquisition transactions. Earlier this year, we created a business-development position to accelerate the identification and evaluation of targeted acquisitions. A disciplined review process is in place. This process, combined with a strong balance sheet, provides the financial and operating capacity to execute acquisitions that meet our criteria.

OUTLOOK CALLS FOR CONTINUED WORK

Our efforts during the coming year will focus largely on the same initiatives that delivered so well for us in 2008:

- Key account management that drives global sales and sets the agenda for new product development and customer support;
- Lean implementation and continuous improvement that further improves profitability; and
- Employee and management training that further develops our performance-driven culture.

We cannot mention this new culture without acknowledging the important contributions of our 3,400 employees around the globe. The transformation of a business begins at a very individual level. Our employees have rallied around common goals and made those goals realities. We want to personally offer a well-deserved thanks to each one of our employees for their commitment to continuous improvement for Robbins & Myers.

We also offer our appreciation to Daniel W. Duval, who is retiring from our Board of Directors at the Annual Meeting. Dan has served the Company well for a number of years both as a director and earlier as Chief Executive Officer. One of his departing responsibilities as Chair of the Nominating & Governance Committee has been to help identify new Board members. As a result, we are pleased to announce that Richard J. Giromini, President and Chief Executive Officer of Wabash National Corporation, has been appointed a director. Additionally, Albert J. Neupaver, President and Chief Executive Officer of Wabtec Corporation, has been nominated to succeed Mr. Duval.

In addition, we would like to recognize Joseph M. Rigot, our Corporate Secretary & General Counsel, for his dedicated service the past 18 years. Joe's efforts and contributions have been invaluable and he will be greatly missed. His retirement also becomes effective at the Annual Meeting.

We begin fiscal 2009 in a far different and much more uncertain and challenging economic environment than we began fiscal 2008. Our backlog at the end of fiscal 2008 assures a good start to fiscal 2009, but the credit crisis, coupled with a deteriorating general economy, requires us to be alert to changes in our markets and to address them in a way that effectively positions Robbins & Myers for continued long-term growth and profitability.

Amidst all the unknowns in the economy, we can assure you that Robbins & Myers is in a strong position to weather changing conditions. The new Robbins & Myers *is working* for our customers, shareholders and employees – and, more importantly, the Company is well-positioned to perform.

Best regards,

Peter C. Wallace
President and Chief Executive Officer

Thomas P. Loftis
Chairman

THE WORK AHEAD A CONVERSATION WITH PETER WALLACE



Your businesses have benefited from strong end-markets, particularly energy. Are you concerned about the strength of these markets if economic conditions continue to deteriorate?

Challenging economic conditions eventually affect every industrial company, and Robbins & Myers is no exception. A weaker global economy generally results in lower energy prices, which often leads to reduced drilling, production and other upstream activity. However, I believe that long-term energy dynamics are favorable for our business. Oil and natural gas are critical commodities with expected long-term demand growth, which requires continued investment to replenish global supplies. Many of the newer oil and gas deposits are in difficult-to-extract locations, and it's in these areas where some of our key products deliver the greatest value.

What is your strategy for managing through an economic downturn?

Our management team is experienced with economic cycles. We know how to prioritize projects, defer non-critical spending and balance short- and long-term considerations. We are developing contingency plans for a weaker economic climate in case we experience end-market declines. Just as our shareholders expect us to capitalize on strong market conditions in good times, they also expect us to manage our business effectively under more difficult circumstances.

Expansion in Asia has been a priority for the Company. How successful has this effort been over the past year and what are your plans in 2009?

The growth of industrial markets in Asia, primarily China and India, presents great opportunities for each of our platform businesses. We continue to invest in our Asian operations by expanding customer support activities and manufacturing productivity and capacity. This investment is paying off. Process Solutions sales in the region, for example, increased 30 percent during 2008.

Beyond global expansion, what will be some other primary growth levers across your businesses?

Our two primary initiatives, key account management and continuous improvement through the adoption of lean principles, will continue to be drivers of growth. Key account management has allowed us to develop strategic partnerships with customers who are leaders in industry. Through our partnerships, we have identified ways to better service customers with new products, local availability and engineering assistance. We are now moving forward with programs to improve sales and customer-facing skills at all levels in the organization.

Our primary focus with lean initiatives is improving responsiveness and reducing lead time. We believe this can be a key enabler to grow market share and is critical as we grow aftermarket sales.

Do you expect to move more aggressively on the acquisition front during fiscal 2009?



While remaining largely focused on existing operations, we are now committing greater management effort toward acquisitions, and we certainly have the resources to execute on the right opportunity. However, we will not sacrifice our discipline and high standards. Management will move when the right opportunity presents itself at the right price. We have looked at many target businesses over the past year and, in almost every case, high valuations stopped us from moving forward. We may benefit from a weaker global economy through lower valuations.

IT'S GROWING

OUR TRANSFORMATION IS ACCELERATING GLOBAL GROWTH



GROWING IN STRONG END-MARKETS

A presence in markets that offer opportunities for sustained long-term growth is a key component of our long-term plans. Today, oil and gas, specialty chemical and pharmaceutical end-markets account for 78 percent of all sales.

Oil and gas represents our largest end-market, which benefits from global demand for energy. We participate primarily in the exploration and production segments of the market. Increasingly, our products enable our customers to recover more difficult deposits that require directional or horizontal drilling. As a result, our opportunities have grown faster than the overall market.

In specialty chemicals, our greatest growth opportunities lie in China and India, where rapidly expanding economies are driving a twenty-first century industrial revolution. As these economies build industrial infrastructure, the demand for products from our Process Solutions Group has grown at an accelerated rate.

Similarly, aging populations and greater affluence create excellent fundamentals for the pharmaceutical market. In particular, the global manufacturing and packaging of both patented and generic drugs creates opportunities for both our chemical processing products and Romaco, which specializes in developing drug delivery solutions for its customers.

GROWING THROUGH INNOVATION

Our goal is to be the best market-driven and customer-focused supplier in the markets in which we participate. We are well on our way toward realizing this goal through a focus on product development and innovation that delivers solutions and adds value for our customers.

Within the Fluid Management Group, for instance, the ERT™ Power Section has become the preferred solution for demanding drilling applications for oil and gas exploration. This product line delivers more torque to increase the rate of drilling penetration. The Process Solutions Group has identified innovative applications for its Wiped Film Evaporators to recycle spent lubricant oils for reuse. The recycling of oil is driven by energy demand, petroleum pricing and heightened environmental concerns.

As Romaco has refocused its business toward engineered solutions for pharmaceutical companies, it has introduced a variety of new products and applications. In addition to blister, pouch and other more traditional forms of packaging, new products have been developed that support new forms of drug delivery and diagnostic tests. These products include equipment to fill single-use disposable syringes for developing nations, packaging equipment for diagnostic lab and oral medication strips, and more.

ROBBINS & MYERS SALES BY REGION	
United States	39%
Europe	27%
Asia and Australia	17%
Canada and Mexico	10%
Rest of World	7%



NORTH AMERICA
PSG has been successful applying wiped film evaporator technology to the recycling of various oil products, reducing energy costs while improving the environment. FMG has partnered with a major food company to develop new pumps to improve processing and cleaning speeds.
BRAZIL
Over 300 plants utilize sugar cane to produce ethanol. PSG is working with key industry players to target engineering and application processing for this rapidly growing market.

GROWING WITH GLOBAL CUSTOMERS



EUROPE

We have reduced complexity at both Romaco and PSG, integrating facilities and narrowing our focus to provide unique solutions that improve customer productivity in demanding chemical and pharma industries. Our customer list includes world-leading companies.

CHINA

SUZHOU, CHINA

Our Suzhou joint venture provides PSG value-added solutions to fine chemical and pharmaceutical customers. A recently-completed capacity expansion has allowed us to respond to increased demand.

DALIAN, CHINA

FMG's joint venture manufactures and assembles pumps and components to serve growing local markets and provide a lower-cost source for other Robbins & Myers operations.

AUSTRALIA

FMG has opened a sales and service center to meet the growing needs of two major Australian oil and gas companies.

With more than 60 percent of annual sales derived from markets outside the United States, Robbins & Myers enjoys a diverse and global customer base. Five years ago, the Fluid Management Group's primary customer base included a higher number of small North American field service companies. Today, the Group's top five customers are Fortune 500 oil and gas service companies that operate in multiple regions of the world. The Group also is gaining customers in new markets, such as South America, where a recent multi-year contract was signed with one of the region's largest oil and gas companies.

The Process Solutions Group (PSG) is successfully targeting global customers by working across regions to share sales-related information and coordinate responses, designs and market information. This effort recently resulted in a multimillion-dollar order from a major global chemical company for both our Pfaudler and Edlon product lines. As PSG becomes a more unified organization, the key account management program creates opportunities to sell a more complete product offering.

IT'S LEAN

A CULTURE OF CONTINUOUS IMPROVEMENT IS TAKING HOLD



OUR LEAN JOURNEY IS ONE THAT HAS NO END

Being more responsive to customer needs in order to gain market share is a never-ending component of our growth strategy. Maximizing efficiencies and productivity within our manufacturing facilities is critical to attaining this goal.

During 2008, the migration of four manufacturing sites – including two in Europe – to a new Enterprise Resource Planning (ERP) system was a major accomplishment in this effort. A more unified ERP system facilitates future business improvements in supply chain production, shared services and analytical practices – all key to realizing greater operational efficiencies.

Progress continues in our Process Solutions Group (PSG) to better share resources and work across business units as a single entity. Shorter lead times are a major goal for PSG, which once attained, should improve customer responsiveness and increase our market share.

A culture of continuous improvement is not limited to the floor of manufacturing plants. We are working to build capabilities across every aspect of the business, including our people. During the past year, we partnered with a major university to create a leadership development programs for our employees. This program not only is enhancing the managerial skills of these employees, but is also preparing them to assume more responsibility as our business grows.

IT'S PROFITABLE

The Company has achieved significant margin expansion over the past three years. What are the key margin drivers at Robbins & Myers?

The biggest driver for expanded margins is volume leverage, but margins are also affected by many other factors such as pricing, project execution, manufacturing productivity, sourcing effectiveness and cost controls. We are improving the awareness and measurement of these key margin drivers throughout the business, every day building our financial discipline and acumen. These improved capabilities and volume growth, combined with lean and other continuous improvement initiatives, contributed to the 200-basis-point improvement in gross margins in 2008. Higher gross margins improve our ability to fund growth programs.

Are there other metrics that demonstrate the Company's success from introducing more financial discipline and capabilities into the organization?

A 38 percent increase in cash from operating activities is a good place to start. This strong cash flow generation was a direct result of profitable business growth and improved attention to working capital. We have invested in training throughout Robbins & Myers to increase cash flow awareness and performance. I was pleased to see not only higher, but also more consistent cash flow throughout 2008. I want to compliment our employees for achieving a net working capital to sales ratio of 10.5 percent in the fourth quarter – really quite good! The more cash we have, the easier it is to fund capital equipment needs, acquisitions and shareholder dividends.



Christopher M. Hix
Vice President and Chief Financial Officer

Given your strong cash position at year-end, how do you plan to allocate cash investment among your existing businesses and acquisitions in fiscal 2009?

Our top priority is to support our existing businesses' plans for growth and continuous improvement. In this past year, we spent a near-record $22 million for capital equipment and technology, largely to expand capacity in FMG and improve productivity around the Company. We carefully evaluate our requests to ensure strategic alignment and financial returns, and we are sensitive to changing market conditions. As for acquisitions, we plan to keep cash and credit capacity readily available in order to move when we find the right opportunity.

What are the Company's financial management priorities for fiscal 2009?

In 2008, we expanded and improved the financial leadership team throughout Robbins & Myers. In 2009, we intend to leverage our increased capabilities to contribute to improved financial performance, especially in the critical areas of cash flow and margins. We will further develop our analytical processes and skills to more quickly identify performance variances and corrective actions. Such capabilities help us create a more performance-driven culture that is focused on shareholder value creation.

FINANCIAL SECTION

The following information is consistent with our Form 10-K filed with the Securities and Exchange Commission ("SEC"). The Annual Report on Form 10-K is available on the SEC website at www.sec.gov, our website at www.robn.com, or a copy of that Report will be provided without charge upon request.

Table of Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended August 31, 2008

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission File Number ~~0-288~~ 1-13651

Robbins & Myers, Inc.

(Exact name of Registrant, as specified in its charter)

Ohio	**31-0424220**
(State or other jurisdiction of incorporation)	(I.R.S. employer identification number)
51 Plum St., Suite 260, Dayton, OH	**45440**
(Address of principal executive offices)	(Zip code)

(937) 458-6600
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares, without par value	New York

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirement for at least the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☒ Accelerated Filer ☐ Non-accelerated Filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

Aggregate market value of Common Shares, without par value, held by non-affiliates of the Company at February 29, 2008 (the last business day of the Company's second fiscal quarter)........ $955,676,515

Number of Common Shares, without par value, outstanding at September 30, 2008........ 34,706,893

DOCUMENT INCORPORATED BY REFERENCE

Robbins & Myers, Inc. Proxy Statement for its Annual Meeting of Shareholders on January 7, 2009; definitive copies of the foregoing will be filed with the Commission within 120 days of the Company's most recently completed fiscal year. Only such portions of the Proxy Statement as are specifically incorporated by reference under Part III of this Report shall be deemed filed as part of this Report.

Part I

ITEM 1. BUSINESS

Important Information Regarding Forward-Looking Statements

Portions of this Form 10-K include "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. This includes, in particular, "Item 7-Management's Discussion and Analysis of Financial Condition and Results of Operations" of this Form 10-K as well as other portions of this Form 10-K. The words "believe," "expect," "anticipate," "project," and similar expressions, among others, generally identify "forward-looking statements," which speak only as of the date the statements were made. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those projected, anticipated or implied in the forward-looking statements. The most significant of these risks, uncertainties and other factors are described in this Form 10-K (included in "Item 1A-Risk Factors"). Except to the limited extent required by applicable law, the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Overview

Robbins & Myers, Inc. is an Ohio corporation. As used in this report, the terms "Company," "we," "our," or "us" mean Robbins & Myers, Inc. and its subsidiaries unless the context indicates another meaning. We are a leading supplier of engineered equipment and systems for critical applications in global energy, industrial, chemical and pharmaceutical markets. Our success is based on close and continuing interaction with our customers, application engineering expertise, innovation, customer support and a competitive cost structure. Our fiscal 2008 sales were approximately $787 million, and no one customer accounted for more than 5% of these sales.

Information concerning our sales, income before interest and income taxes ("EBIT"), identifiable assets by segment and sales and tangible assets by geographic area for the years ended August 31, 2008, 2007 and 2006 is set forth in Note 12 to the Consolidated Financial Statements included at Item 8 and is incorporated herein by reference.

Fluid Management Segment

Our Fluid Management business segment designs, manufactures and markets equipment and systems used in oil and gas exploration and recovery, specialty chemical, wastewater treatment and a variety of other industrial applications. Primary brands include Moyno®, Yale®, New Era®, TARBY® and Hercules®. Our products and systems include hydraulic drilling power sections; down-hole and industrial progressing cavity pumps and related products such as grinders for applications involving the flow of viscous, abrasive and solid-laden slurries and sludge; and a broad line of ancillary equipment, such as rod guides, rod and tubing rotators, wellhead systems, pipeline closure products and valves. These products and systems are used at the wellhead and in subsurface drilling and production.

Sales, Marketing and Distribution. We sell our rotors and stators for hydraulic drilling power sections through a direct sales force. We sell our tubing wear prevention products, down-hole pump systems, and certain wellhead equipment through major distributors as well as our direct sales force and service centers in key oilfield locations worldwide. We sell our wellhead, closure products and industrial pumps through distributors and manufacturers' representatives. Backlog at August 31, 2008 was $63.2 million compared with $43.0 million at August 31, 2007.

Aftermarket Sales. Aftermarket sales consist principally of selling replacement components for our pumps, as well as the relining of stators and the refurbishment of rotors for the energy market. Aftermarket sales represented approximately 22% of the sales in this segment in fiscal 2008. However, replacement items, such as power section rotors and stators, down-hole pump rotors and rod guides are components of larger systems that wear out after regular usage. These are often sold as complete products and are not identifiable by us as aftermarket sales.

Markets and Competition. We believe we are the leading independent manufacturer of rotors and stators for hydraulic drilling power sections worldwide. We are also a leading manufacturer of rod guides, wellhead components, pipeline closure products and down-hole progressing cavity pumps worldwide. While the oil and gas exploration and recovery equipment marketplace is highly fragmented, we believe that with our leading brands and products we are effectively positioned as a full-line supplier with the capability to provide customers with complete system sourcing. We also have a large installed base and a significant market share in progressing cavity pumps for general industrial applications in the U.S. and Canada, but a smaller presence in Europe and Asia. While we believe Moyno® is the North American leader in the manufacture and sale of progressing cavity pumps for the general industrial market, the worldwide market is highly competitive and includes several competitors, none of which is dominant. In addition, there are several other types of positive displacement pumps, including gear, lobe and air-operated diaphragm pumps that compete with progressing cavity pumps in certain applications.

Process Solutions Business Segment

Our Process Solutions business segment designs, manufactures and services glass-lined reactors and storage vessels, standard and customized fluid-agitation equipment and systems, thermal fluid systems and customized fluoropolymer-lined fittings, vessels and accessories, primarily for the pharmaceutical and fine chemical markets. Primary brands are Pfaudler®, Tycon-Technoglass®, Chemineer® and Edlon®.

Sales, Marketing and Distribution. We primarily market and sell glass-lined reactors and storage vessels through our direct sales force, as well as manufacturers' representatives in certain world markets. Industrial mixers, agitation equipment and corrosion resistant products are primarily sold through manufacturers' representatives. Backlog at August 31, 2008 was $123.5 million compared with $98.9 million at August 31, 2007.

Aftermarket Sales. Aftermarket products and services, which include field service, replacement parts, accessories and reconditioning of glass-lined vessels, are an important part of our glass-lined reactor product line. Our aftermarket capabilities and presence allow us to service our large installed base of Pfaudler® glass-lined vessels and to meet the needs of our customers, who are increasingly inclined to outsource various maintenance and service functions. We also service competitors' equipment in the U.S. and in Europe. We also refurbish and sell used, glass-lined vessels. Our aftermarket business for the Chemineer® and Edlon® lines primarily consists of selling replacement parts. Aftermarket sales represented approximately 32% of this segment's sales in fiscal 2008.

Markets and Competition. We believe we have the number one worldwide market position in sales value for quality glass-lined reactors and storage vessels, competing principally with DeDeitrich, a French company. The mixing equipment industry in which our Chemineer® brand participates is highly competitive and fragmented. We believe we are one of the market leaders worldwide. Our primary competitors are American and German businesses. Our Edlon® brand primarily competes by offering highly engineered products and products made for special needs, which are not readily supplied by competitors.

Romaco Business Segment

Our Romaco business segment designs, manufactures and markets packaging and secondary processing equipment for the pharmaceutical, healthcare, nutriceutical, food and cosmetic industries. Packaging applications include dosing, filling and sealing of vials, capsules, tubes, bottles and blisters, as well as customized packaging. Primary brands are Noack®, Siebler®, FrymaKoruma®, Macofar® and Promatic®.

Sales, Marketing and Distribution. We sell Romaco products through our direct sales and service centers in certain world markets. We supplement our direct sales force with an extensive network of manufacturers' representatives and third-party distributors. Backlog at August 31, 2008 was $51.3 million compared with $52.0 million at August 31, 2007.

Aftermarket Sales. Aftermarket sales of our Romaco business were approximately 29% of this segment's fiscal 2008 sales, consisting largely of replacement parts for the installed base of equipment.

Markets and Competition. We believe Romaco is one of the top five worldwide manufacturers of the type of pharmaceutical equipment it provides; however, the market is fragmented with many competitors, none of which is dominant.

Other Consolidated Information

Backlog

Our total order backlog was $238.0 million at August 31, 2008 compared with $193.8 million at August 31, 2007. We expect to ship substantially all of our backlog during the next 12 months.

Customers

Sales are not concentrated with any customer, as no customer represented more than 5% of sales in fiscal 2008, 2007 or 2006.

Raw Materials

Raw materials are purchased from various vendors that generally are located in the same country as our facility using the raw materials. Because of high global demand for steel, costs increased significantly in the first half of fiscal 2008. However, our supply of steel and other raw materials and components has been adequate and available without significant delivery delays. No events are known or anticipated that would change the availability of raw materials. No one supplier provides more than 10% of our raw materials.

General

We own a number of patents relating to the design and manufacture of our products. While we consider these patents important to our operations, we believe that the successful manufacture and sale of our products depend more upon operating and application expertise and manufacturing skills. We are committed to maintaining high quality manufacturing standards and have completed ISO certification at many of our facilities.

During fiscal 2008, we spent approximately $6.5 million on research and development activities compared with $6.4 million in fiscal 2007 and $7.8 million in fiscal 2006. We also incurred significant engineering costs in conjunction with fulfilling custom customer orders and executing customer projects that are of a research and development nature that are not captured in these amounts.

Compliance with federal, state and local laws regulating the discharge of materials into the environment is not anticipated to have any material effect upon the Company's capital expenditures, earnings or competitive position.

At August 31, 2008, we had 3,357 employees, which included approximately 710 at majority-owned joint ventures. Approximately 590 of our total employees were covered by collective bargaining agreements at various locations. The Company considers labor relations at each of its locations to be good.

Certifications

Peter C. Wallace, our President and Chief Executive Officer, certified to the New York Stock Exchange on February 5, 2008 that, as of that date, he was not aware of any violation by the Company of the NYSE's Corporate Governance Listing Standards. We have filed with the SEC the certifications of Mr. Wallace and Christopher M. Hix, our Chief Financial Officer, that are required by Section 302 of the Sarbanes-Oxley Act of 2002 relating to the financial statements and disclosures contained in our Annual Report on Form 10-K for the year ended August 31, 2008.

Available Information

We make available free of charge on or through our website, at www.robn.com, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports as soon as reasonably practicable after such materials are electronically filed with the Securities and Exchange Commission ("SEC"). Additionally, the public may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C., 20549. Information regarding operation of the Public Reference Room is available by calling the SEC at 1-800-SEC-0300. Information that we file with the SEC is also available at the SEC's website at www.sec.gov.

We also post on our website the following corporate governance documents: Corporate Governance Guidelines, Code of Business Conduct and the Charters of our Audit, Compensation, and Nominating and Governance Committees. Copies of the foregoing documents are also available in print to any shareholder who requests it by writing our Corporate Secretary, Robbins & Myers, Inc., 51 Plum Street, Suite 260, Dayton, Ohio 45440.

ITEM 1A. RISK FACTORS

If any of the events contemplated by the following risks actually occurs, then our business, financial condition or results of operations could be materially adversely affected. We caution the reader that these risk factors may not be exhaustive. We operate in a continually changing business environment, and new risk factors emerge from time to time. We can neither predict these new risk factors, nor can we assess the impact, if any, of these new risk factors on our businesses or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those projected in any forward-looking statements.

Some of our end-markets are cyclical, which may cause fluctuations in our sales and operating results.

We have experienced, and expect to continue to experience, fluctuations in operating results due to business cycles. We sell our products principally to energy, chemical, waste water treatment and pharmaceutical markets. While we serve a variety of markets to avoid a dependency on any one, a significant downturn in any of these markets could cause a material adverse impact on our sales and operating results.

The energy market, in particular, has historically been cyclical in nature as the worldwide demand for oil and gas fluctuates. When worldwide demand for these commodities is depressed, the demand for our products used in drilling and recovery applications is reduced. We have historically generated lower sales and profits in periods of declining demand for oil and gas. Accordingly, results of operations for any particular period are not necessarily indicative of the results of operations for any future period. Future downturns in demand for oil and gas could have a material adverse effect on our sales and operating results.

Our businesses are adversely affected by economic downturns.

In 2008, general worldwide economic conditions declined due to sequential effects of the subprime lending crises, general credit market crises, collateral effects on the finance and banking industries, concerns about inflation, slower economic activity, decreased consumer confidence, reduced corporate profits and capital spending, adverse business conditions and liquidity concerns. These conditions make it difficult for our customers, our vendors and us to accurately forecast and plan future business activities, and they could cause U.S and foreign businesses to slow spending on our products, which would delay and lengthen sales cycles. We cannot predict the timing or duration of any economic slowdown or the timing or strength of a subsequent recovery, worldwide, or in the specific end-markets we serve. If our markets significantly deteriorate due to these economic effects, our business, financial condition and results of operations will likely be materially and adversely affected. Additionally, our stock price could decrease if investors have concerns that our business, financial condition and results of operations will be negatively impacted by a worldwide economic downturn.

In addition, our defined benefit employee benefit plans invest in fixed income and equity securities to fund employee obligations under those plans. Therefore, if the recent decline in the equity markets continues, our future funding requirements and expense could increase over the long-term.

Approximately 61% of our sales are to customers outside the United States, and we are subject to special economic and political risks associated with international operations.

Approximately 61% of our fiscal 2008 sales were to customers outside the U.S., and we maintain operations in 15 countries. Conducting business outside the U.S. is subject to risks, including currency exchange rate fluctuations; changes in regional, political or economic conditions; trade protection measures, such as tariffs or import or export restrictions; subsidies or increased access to capital for firms who are currently, or may emerge, as competitors in countries in which we have operations; partial or total expropriation; unexpected changes in regulatory requirements; and international sentiment towards the U.S. One or more of these factors could have a material adverse effect on our international operations.

We must comply with a variety of import and export laws and regulations, and the cost of compliance as well as the consequences of failure to properly comply with such laws could adversely affect our business.

We are subject to a variety of laws regarding our international operations, including regulations issued by the U.S. Department of Commerce Bureau of Industry and Security and various foreign governmental agencies. We cannot predict the nature, scope or effect of future regulatory requirements to which our international manufacturing operations and trading practices might be subject or the manner in which existing laws might be administered or interpreted. Future regulations could limit the countries in which certain of our products may be manufactured or sold or could restrict our access to, and increase the cost of obtaining, products from foreign sources. In addition, actual or alleged violations of import-export laws could result in enforcement actions and financial penalties that could result in substantial costs.

Competition in our markets could cause our sales to decrease.

We face significant competition from a variety of competitors in our markets. In some markets, our competitors have greater resources than we do. In addition, new competitors could enter our markets. Competitive pressures, including product quality, performance, price and service capabilities, and new technologies could adversely affect our competitive position, involving a loss of market share or decrease in prices, either of which could have a material adverse effect on our sales.

The nature of our products creates the possibility of product liability lawsuits, which could harm our business.

As a manufacturer of equipment and systems for use in various markets, we face an inherent risk of exposure to product liability claims. Although we maintain strict quality controls and procedures, we cannot be certain that our products will be completely free from defect. In addition, in certain cases, we rely on third-party manufacturers for components of our products. Although we have liability insurance coverage, we cannot be certain that this insurance coverage will continue to be available to us at a reasonable cost or will be adequate to cover any such liabilities. We generally seek to obtain contractual indemnification from our third-party suppliers, which is typically limited by its terms. In the event we do not have adequate insurance or contractual indemnification, product liabilities could have a material adverse effect on our business, financial condition or results of operations. Even if a product liability claim is without merit, it could harm our business.

The results of operations could vary based on the availability and cost of our raw materials.

The prices of our raw materials may increase. The costs of raw materials used by us are affected by fluctuations in the price of metals such as steel.

Our ability to obtain parts and raw materials from our suppliers is uncertain. We are engaged in a continuous, company-wide effort to concentrate our purchases of parts and raw materials on fewer suppliers, and to obtain parts from low-cost countries where possible. As this effort progresses, we are exposed to an increased risk of disruptions to our supply chain, which could have a significant effect on our operating results.

Our results of operations could vary as a result of the methods, estimates and judgments we use in applying our accounting policies.

The methods, estimates and judgments we use in applying our accounting policies have a significant impact on our results of operations (see "Critical Accounting Policies and Estimates" in Part II, Item 7 of this Form 10-K). Such methods, estimates and judgments are, by their nature, subject to substantial risks, uncertainties and assumptions, and factors may arise over time that lead us to change our methods, estimates and judgments. Changes in those methods, estimates and judgments could significantly affect our results of operations.

In particular, the calculation of share-based compensation expense under SFAS No. 123(R) required us to use valuation methodologies (which were not developed for use in valuing employee stock options) and a number of assumptions, estimates and conclusions regarding matters such as expected forfeitures, expected volatility of our share price, the expected dividend rate with respect to our common shares and the option exercise behavior of our employees. Furthermore, there are no means, under applicable accounting principles, to compare and adjust our expense if and when we learn of additional information that may affect the estimates that we previously made, with the exception of changes in expected forfeitures of share-based awards. Factors may arise over time that lead us to change our estimates and assumptions with respect to future share-based compensation arrangements, resulting in variability in our share-based compensation expense over time. Changes in forecasted share-based compensation expense could impact our financial results.

Any impairment in the value of our intangible assets, including goodwill, would negatively affect our operating results and total capitalization.

Our total assets reflect substantial intangible assets, primarily goodwill. The goodwill results from our acquisitions, representing the excess of cost over the fair value of the net assets we have acquired. We assess at least annually whether there has been an impairment in the value of our intangible assets. If future operating performance at one or more of our business units were to fall significantly below current levels, if competing or alternative technologies emerge or if market conditions for businesses acquired declines, we could incur, under current applicable accounting rules, a non-cash charge to operating earnings for goodwill impairment. Any determination requiring the write-off of a significant portion of unamortized intangible assets would negatively affect our results of operations and total capitalization, the effect of which could be material.

Other risks that may affect our business.

- Customer order cancellations.
- Implementation and maintenance of business computer systems at our facilities..

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Our executive offices are located in Beavercreek Township, near Dayton, Ohio. The executive offices are leased and occupy approximately 8,500 square feet. Set forth below is certain information relating to our principal operating facilities. We consider our properties, as well as the related machinery and equipment, to be suitable for their intended purposes.

			Square Footage (In thousands)	
	Manufacturing	Sales/ Service	Owned	Leased
Function and size by segment:				
Fluid Management	11	13	757	91
Process Solutions	14	–	2,096	179
Romaco	5	2	284	75

	North America	South America	Europe	Asia
Geographical locations by segment:				
Fluid Management	20	2	1	1
Process Solutions	5	1	5	3
Romaco	1	–	6	–

ITEM 3. LEGAL PROCEEDINGS

There are claims, suits and complaints arising in the ordinary course of business filed or pending against us. Although we cannot predict the outcome of such claims, suits and complaints with certainty, we do not believe that the disposition of these matters will have a material adverse effect on our financial position, results of operations or cash flows.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

Executive Officers of the Registrant

Peter C. Wallace, age 54, has been our President and Chief Executive Officer of the Company since July 12, 2004. From October 2001 to July 2004, Mr. Wallace was President and CEO of IMI Norgren Group (sophisticated motion and fluid control systems for original equipment manufacturers). He was employed by Rexnord Corporation (power transmission and conveying components) for 25 years serving as President and Group Chief Executive from 1998 until October 2001 and holding a variety of senior sales, marketing, and international positions prior thereto.

Christopher M. Hix, age 46, has been our Vice President and Chief Financial Officer since August 2006. He held various corporate finance and business development positions with Roper Industries (diversified industrial products) from 2001 to July 2006, the most recent being Vice President, Business Development and Assistant Secretary. He was Chief Financial Officer and Vice President of Customer Support for Somero Enterprises, Inc. from 1999 to 2001. From 1991 to 1999 he was with Roper Industries serving in various senior business unit financial and operational leadership positions.

Saeid Rahimian, age 50, has been our Corporate Vice President and President, Fluid Management Group, since September 2005. He was Group Vice President and President of our R&M Energy Systems and Reactor Systems businesses from May 2004 to September 2005. He has also been President of our R&M Energy Systems business from 1998 to May 2004. Prior to 1998 he held various positions within Robbins & Myers, Inc.

Gary L. Brewer, age 50, has been our Corporate Vice President and President, Process Solutions Group, since February 2006. He held various senior executive positions with Eaton Corporation (diversified industrial products) from 1995 to February 2006, the most recent being Americas Manufacturing Manager, Controls and also including Business Unit Manager for Hydraulic Cylinders, Plant Manager for Motion Control Products and Director of Sales and Marketing in Europe for the Motion Control Business.

Jeffrey L. Halsey, age 56, has been our Vice President, Human Resources since July 2007. He held various Human Resources positions with ABB Ltd. from 1989 through 2006, most recently as Group Senior Vice President, Human Resources for ABB Inc. Prior to 1989 he was Vice President, Employee Relations for Pullman, Inc.

Kevin J. Brown, age 50, has been our Corporate Controller and Chief Accounting Officer since October 2006. He was our Vice President of Corporate Services, Investor Relations & Compliance from August 2006 to October 2006 and he was our Vice President and Chief Financial Officer from January 2000 to August 2006. Previously, he was our Controller and Chief Accounting Officer since December 1995. Prior to joining us, he was employed by the accounting firm of Ernst & Young LLP for 15 years.

Michael J. McAdams, age 59, has been our Treasurer since October 2005, and was Assistant Treasurer from September 2004 to September 2005. From 1999 to 2003, he was Treasurer of Evenflo Company, Inc. He was Treasurer of Advanced Silicon Materials, Inc. from 1996 to 1999. He was also employed by Armco, Inc. for 15 years, holding various finance positions, including the position of Assistant Treasurer.

Joseph M. Rigot, age 65, has been our Secretary and General Counsel since 1990. He has been a partner with the law firm of Thompson Hine LLP and a predecessor firm for 30 years.

The term of office of our executive officers is until the next Annual Meeting of Directors (January 7, 2009) or until their respective successors are elected.

Part II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

(A) Our common shares trade on the New York Stock Exchange under the symbol RBN. The prices presented in the following table are the high and low closing prices for the common shares for the periods presented.*

Fiscal 2008	High	Low	Dividends Paid per Share
1st Quarter ended Nov. 30, 2007	**$37.60**	**$23.95**	**$0.0325**
2nd Quarter ended Feb. 29, 2008	**38.91**	**29.77**	**0.0375**
3rd Quarter ended May 31, 2008	**43.08**	**31.65**	**0.0375**
4th Quarter ended Aug. 31, 2008	**54.20**	**39.16**	**0.0375**
Fiscal 2007			
1st Quarter ended Nov. 30, 2006	$ 21.40	$ 13.98	$ 0.0275
2nd Quarter ended Feb. 28, 2007	23.61	19.58	0.0325
3rd Quarter ended May 31, 2007	23.07	17.48	0.0325
4th Quarter ended Aug. 31, 2007	30.97	21.18	0.0325

* Adjusted for 2-for-1 stock split of our shares in the form of a share distribution effective February 28, 2008.

(B) As of September 30, 2008, we had 365 shareholders of record.

(C) Dividends paid on common shares are presented in the table in Item 5(A). Our credit agreement includes certain covenants which restrict our payment of dividends above $10,000,000 plus a carry over amount from the prior year, which is 50% of the amount that such dividends were under $10,000,000.

(D) In 2008 there were no sales of unregistered securities.

(E) A summary of the Company's repurchases of its common shares during the quarter ended August 31, 2008 is as follows:

Period	Total Number of Shares Purchased[(1)]	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
June 2008	**0**	**$ 0**	**0**	**0**
July 2008	**0**	**0**	**0**	**0**
August 2008	**25,934**	**45.00**	**0**	**0**
Total	**25,934**	**$45.00**	**0**	**0**

(1) During the fourth quarter of 2008, the Company purchased 25,934 of its common shares in connection with its employee benefit plans, including purchases associated with the vesting of restricted stock awards. These purchases were not made pursuant to a publicly announced repurchase plan or program

ITEM 6. SELECTED FINANCIAL DATA

Selected Financial Data [1]

Robbins & Myers, Inc. and Subsidiaries
(In thousands, except per share and employee data)

The following selected finanical data should be read in conjunction with Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our Consolidated Financial Statements included in Item 8 "Financial Statements and Supplementary Data". Per share information for fiscal 2004 to 2007 has been adjusted to reflect our 2008 stock split.

	2008	2007	2006	2005	2004
Operating Results					
Orders	**$ 812,998**	$ 719,848	$ 688,822	$ 607,210	$586,948
Ending backlog	**237,980**	193,821	174,447	116,491	114,267
Sales	**787,168**	695,393	625,389	604,773	585,758
EBIT [2,3]	**130,664**	94,282	7,508	21,451	30,317
Net income (loss) [2,3]	**87,402**	50,705	(19,587)	(262)	11,648
Net income (loss) per share, diluted [2,3]	**$ 2.52**	$ 1.48	$ (0.66)	$ (0.01)	$ 0.40
Financial Condition					
Total assets	**$ 864,717**	$ 816,143	$ 712,047	$ 740,193	$736,078
Total cash	**123,405**	116,110	48,365	23,043	8,640
Total debt	**33,627**	103,075	105,531	175,408	181,702
Shareholders' equity	**500,017**	412,518	339,422	301,646	306,025
Total capitalization	**$ 533,644**	$ 515,593	$ 444,953	$ 477,054	$487,727
Other Data					
Cash flow from operating activities [2]	**$ 89,560**	$ 65,113	$ 40,581	$ 26,340	$ 26,353
Capital expenditures, net	**22,114**	16,536	13,660	20,263	9,884
Amortization	**1,279**	1,631	2,343	2,519	2,738
Depreciation	**14,970**	14,993	16,235	17,874	18,639
Dividends declared per share	**$ 0.145**	$ 0.125	$ 0.11	$ 0.11	$ 0.11
Number of employees	**3,357**	3,233	3,271	3,585	3,824

Notes to Selected Financial Data

(1.) We acquired Mavag on January 10, 2008. We sold our Zanchetta product line on March 31, 2007, our Hapa and Laetus product lines on March 31, 2006 and our lined-pipe and fitting product line on August 31, 2005, all of which impact the comparability of the Selected Financial Data.

(2.) A summary of the Company's special items including inventory write-downs charged to cost of sales, and their impact on the diluted earnings per share is as follows:

(In thousands, except per share data)	**2008**	2007	2006	2005	2004
Special items expense (income):					
Cost of sales-restructuring inventory write-downs – Process Solutions and Romaco segments	**$ 0**	$ 0	$ 1,127	$ 1,130	$ 0
Other restructuring costs including severance	**0**	1,818	8,472	6,833	$ 2,139
Net product line/facility sale (gains) losses	**(7,631)**	(5,279)	(10,258)	2,053	0
Goodwill impairment – Romaco segment	**0**	0	39,174	0	0
Total special items	**$ (7,631)**	$ (3,461)	$ 38,515	$10,016	$ 2,139
Increase (decrease) on net income due to special items	**$ 6,265**	$ (3,461)	$ (36,941)	$ (6,310)	$ (1,390)
Increase (decrease) on diluted earnings per share due to special items	**$ 0.18**	$ 0.06	$ (1.29)	$ (0.26)	$ (0.05)

(3.) EBIT represents income before interest and income taxes and is reconciled to net income on our Consolidated Statement of Operations. EBIT is not a measure of performance calculated in accordance with accounting principles generally accepted in the United States and should not be considered as an alternative to net income as a measure of our operating results. EBIT is not a measure of cash available for use by management. In addition, this measure may not be comparable to that used by other companies. We evaluate performance of our business segments and allocate resources based on EBIT.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are a leading designer, manufacturer and marketer of highly-engineered, application-critical equipment and systems for the energy, industrial, chemical and pharmaceutical markets worldwide. For fiscal 2008, the energy, chemical and pharmaceutical markets were favorable and contributed to the improved operating results in each of our segments. With 61% of our sales outside the United States, we were favorably impacted by foreign currency translation. We attribute our success to our close and continuing interaction with customers, our manufacturing, sourcing and application engineering expertise and our ability to serve customers globally. We have initiatives to improve our performance in these key areas. Our business consists of three market-focused segments: Fluid Management, Process Solutions and Romaco.

Fluid Management. Energy markets served by our Fluid Management segment have been strong. Our primary objective for this segment is to ensure that we continue to capture and increase the opportunities in this growing market. We are increasing our manufacturing capacity through improved asset utilization and measured levels of capital expenditures, and we are delivering valued new product offerings in our niche market sectors. Our Fluid Management business segment designs, manufactures and markets equipment and systems, including hydraulic drilling power sections, down-hole and industrial progressing cavity pumps, wellhead systems, grinders, rod guides, tubing rotators and pipeline closures, used in oil and gas exploration and recovery, specialty chemical, wastewater treatment and a variety of other industrial applications.

Process Solutions. Key end-markets served by our Process Solutions segment, chemical and pharmaceutical, are experiencing global growth, particularly in Asia. Our primary objectives are to improve productivity through integration of operations and process improvements and to increase our presence in Asia. Our Process Solutions business segment designs, manufactures and services glass-lined reactors and storage vessels, standard and customized fluid-agitation equipment and systems and customized fluoropolymer-lined fittings, vessels and accessories, primarily for the pharmaceutical and specialty chemical markets.

Romaco. Our customer base within the key markets served by the Romaco segment, pharmaceutical, cosmetics and healthcare, are expanding in developing areas of the world. Profitability in our Romaco segment has been improving as a result of the restructuring program completed in fiscal 2007. We remain focused on simplifying this business, managing its cost structure in order to further improve profit levels and cost effectively serving customers in developing global areas. Our Romaco business segment designs, manufactures and markets packaging and secondary processing equipment for the pharmaceutical, healthcare, nutriceutical and cosmetic industries. Packaging applications include dosing, filling and sealing of vials, capsules, tubes, bottles and blisters, as well as customized packaging.

Results of Operations

The following tables present components of our Consolidated Statement of Operations and segment information.

Consolidated	2008	2007	2006
Sales	100.0%	100.0%	100.0%
Cost of sales	63.1	65.2	65.6
Gross profit	36.9	34.8	34.4
SG&A expenses	21.2	21.7	27.2
Goodwill impairment charge	0.0	0.0	6.3
Other income	(0.9)	(0.5)	(0.3)
EBIT	16.6%	13.6%	1.2%

By Segment (In millions, except percents)	2008	2007	2006
Fluid Management:			
Sales	$322.9	$ 292.3	$ 245.2
EBIT	91.3	77.0	56.5
EBIT %	28.3%	26.3%	23.0%
Process Solutions:			
Sales	$313.6	$ 273.9	$ 231.0
EBIT	37.6	31.9	8.9
EBIT %	12.0%	11.7%	3.9%
Romaco:			
Sales	$150.7	$ 129.2	$ 149.2
EBIT	20.6	2.6	(38.2)
EBIT %	13.7%	2.0%	(25.6)%
Total:			
Sales	$787.2	$ 695.4	$ 625.4
EBIT	130.7	94.3	7.5
EBIT %	16.6%	13.6%	1.2%

Fiscal Year Ended August 31, 2008 Compared with Fiscal Year Ended August 31, 2007

Net Sales

Sales for fiscal 2008 were $787.2 million compared to $695.4 million in fiscal 2007, an increase of $91.8 million or 13.2%. Excluding the impact of currency translation and acquisitions and dispositions, sales increased by $43.9 million, or 6.4%.

The Fluid Management segment had sales of $322.9 million in fiscal 2008 compared to $292.3 million in fiscal 2007, an increase of $30.6 million, or 10.5%. Currency translation accounted for $9.0 million of the increase, and the remaining $21.6 million increase, or 7.4%, was from increased demand for oilfield equipment products due to higher levels of oil and gas exploration and recovery activity, as well as improved demand in chemical processing and general industrial markets. Orders for this segment were $343.1 million in fiscal 2008 compared to $301.9 million in fiscal 2007. Ending backlog of $63.2 million was 47.0% higher than at the end of the prior year.

The Process Solutions segment had sales of $313.6 million in fiscal 2008 compared to $273.9 million in fiscal 2007, an increase $39.7 million, or 14.5%. Excluding the impact of currency translation and an acquisition, sales increased by $15.1 million, or 5.5% over the prior year. This increase is largely attributable to a stronger global chemical market and increased Asia region sales. Excluding currency and acquisition impacts, orders increased by $18.1 million, or 6.4% over prior year, primarily driven by projects in the chemical market and activity in the Asian region. Ending backlog of $123.5 million was 24.9% higher than prior year levels. The organic increase in sales, orders and backlog reflects the strong demand in the chemical market and an increased expansion in the developing areas of the world. Our primary end-markets, chemical processing and pharmaceutical, continued to improve.

The Romaco segment had sales of $150.7 million in fiscal 2008 compared to $129.2 million in fiscal 2007, an increase of $21.5 million, or 16.6%. Excluding the impact of currency translation and a product line sold in fiscal 2007, sales increased $7.3 million, or 5.8% over the prior year. The increase was primarily in the pharmaceutical market. Orders increased $1.1 million, or 0.9%, over prior year after adjusting for currency and the disposed product line. Ending backlog of $51.3 million was comparable to prior year level of $52.0 million.

Earnings Before Interest and Income Taxes (EBIT)

The Company's operating performance is evaluated using several measures, including EBIT. EBIT is income before interest and income taxes and is reconciled to net income on our Consolidated Statement of Operations. We evaluate performance of our business segments and allocate resources based on EBIT. EBIT is not, however, a measure of performance calculated in accordance with accounting principles generally accepted in the United States and should not be considered as an alternative to net income when evaluating our operating results. EBIT is not a measure of cash available for use by management.

Consolidated EBIT for fiscal 2008 was $130.7 million compared to $94.3 million in fiscal 2007, an increase of $36.4 million. Results for fiscal 2008 included other income of $7.6 million from gains on product line/facility sales while fiscal 2007 results included other income of $3.5 million, which consisted of gains on product line and facility sales of $5.3 million, reduced by restructuring costs in the Romaco segment of $1.8 million. The remaining increase in consolidated EBIT of $32.3 million resulted from increased sales volume, benefits realized from completed restructuring activities in the Romaco segment and improved pricing.

The Fluid Management segment EBIT for fiscal 2008 was $91.3 million, compared to $77.0 million in fiscal 2007. The increase of $14.3 million resulted primarily from the sales increase described above, coupled with a favorable product mix.

The Process Solutions segment EBIT was $37.6 million for fiscal 2008, compared to $31.9 million for fiscal 2007, an increase of $5.7 million. Process Solutions had a gain on the sale of a facility in fiscal 2008 of $0.8 million while fiscal 2007 had a facility sale gain of $5.0 million. Excluding the impact of facility sale gains, fiscal 2008 EBIT increased by $9.9 million principally due to the sales volume increase described above, coupled with better pricing.

The Romaco segment EBIT was $20.6 million for fiscal 2008, an increase of $18.0 million compared to fiscal 2007. The change in other (income) expense accounted for $8.4 million of the increase in EBIT. In fiscal 2008, other income included a gain of $5.7 million related to Romaco product lines sold in fiscal 2006 and a $1.1 million gain on a facility sale related to a previously disposed product line, while fiscal 2007 other expense of $1.6 million consisted of restructuring costs of $1.8 million, reduced by net gains on product line and facility sales of $0.2 million. The remaining $9.6 million increase in EBIT was attributable to higher sales described above and benefits from restructuring activities completed in the prior year.

Interest Expense

Net interest expense was $2.0 million in fiscal 2008 and $5.2 million in fiscal 2007. The reduction in net interest expense resulted from higher levels of interest income due to increased cash equivalent balances in fiscal 2008, as well as lower average debt levels in fiscal 2008 due to the repayment of $70 million of our Senior Notes on May 1, 2008. The higher levels of cash equivalent balances were attributable to cash generated from operations and asset/product line sales.

Income Taxes

Our effective tax rate for fiscal 2008 was 30.4%. The effective tax rate was lower than the statutory rate primarily due to continued profitable operations in Italy and Germany, which resulted in the release of deferred tax asset valuation allowances of $4.9 million (3.8% point reduction in the effective tax rate), as well as increased taxable income in countries outside the United States, where statutory rates are lower. The significant benefit from the release of the deferred tax asset valuation allowances is not expected to continue in fiscal 2009. Our effective tax rate for fiscal 2007 was 41.4%. The effective tax rate in fiscal 2007 was higher than the statutory rate due to certain foreign losses for which no benefit was recognized.

Net Income

Our net income in fiscal 2008 was $87.4 million compared with $50.7 million in fiscal 2007. The increase in net income is a result of higher sales, improved cost structure due to completed restructuring activities in the Romaco segment, greater benefit from product line/asset sales, improved pricing, lower interest expense and a lower normalized effective tax rate, as discussed above.

Fiscal Year Ended August 31, 2007 Compared with Fiscal Year Ended August 31, 2006

Net Sales

Sales for fiscal 2007 were $695.4 million compared to $625.4 million in fiscal 2006, an increase of $70.0 million or 11.2%. Excluding sales from product lines sold in fiscal 2007 and 2006, sales increased by approximately $103.2 million. Exchange rates accounted for $22.9 million of the increase in sales.

The Fluid Management segment had sales of $292.3 million in fiscal 2007 compared to $245.2 million in fiscal 2006, an increase of $47.1 million, or 19.2%. The sales increase is from strong demand for oilfield equipment products due to high levels of oil and gas exploration and recovery activity, as well as improved demand in chemical processing and general industrial markets.

The Process Solutions segment had sales of $273.9 million in fiscal 2007 compared to $231.0 million in fiscal 2006, an increase $42.9 million, or 18.6%. The increase in sales is largely attributable to improved orders for original equipment over the last twelve to eighteen months. Exchange rate changes contributed $11.1 million to the increase in sales. Primary end markets, chemical processing and pharmaceutical, continued to improve. The segment is also benefiting from emerging applications, such as flue gas desulfurization and bio-diesel.

The Romaco segment had sales of $129.2 million in fiscal 2007 compared to $149.2 million in fiscal 2006. Excluding product lines sold in fiscal 2007 and 2006, sales increased $13.2 million, or 11.4%. Current year sales include $8.3 million of exchange rate change benefit. Our orders and backlog improved all year as the pharmaceutical market strengthened over the last twelve to eighteen months, which has translated into higher sales in this segment.

Earnings Before Interest and Income Taxes (EBIT)

Consolidated EBIT for fiscal 2007 was $94.3 million compared to $7.5 million in fiscal 2006, an increase of $86.8 million. The $39.2 million fiscal 2006 goodwill impairment change and the change in other (income) expense accounted for $40.8 million of the increase in EBIT. Fiscal 2007 results included other income of $3.5 million, which consisted of net gains on product line and facility sales of $5.3 million, reduced by restructuring costs in the Romaco segment of $1.8 million. Fiscal 2006 results included other income of $1.8 million, which consisted of net gains on product line and facility sales of $10.3 million, reduced by restructuring costs in the Process Solutions and Romaco segments of $8.5 million. The remaining increase in consolidated EBIT of $46.0 million resulted from the improved profitability (after the aforementioned other income and goodwill impairment) within each of our operating segments, and lower corporate costs.

The Fluid Management segment EBIT for fiscal 2007 was $77.0 million, compared to $56.5 million in fiscal 2006. The increase of $20.5 million resulted from the sales increase of $47.1 million.

The Process Solutions segment EBIT was $31.9 million for fiscal 2007, compared to $8.9 million for fiscal 2006, an increase of $23.0 million. Process Solutions had a gain on the sale of a facility of $5.0 million in fiscal 2007. In fiscal 2006 Process Solutions had net other expense of $2.4 million, consisting of restructuring costs of $4.2 million, offset by a gain on the sale of a facility of $1.8 million. After the previously mentioned change in other expense, EBIT increased by $25.4 million. Approximately $10.5 million of the increase is attributable to higher sales and the remainder due to cost savings from recent restructuring activities.

The Romaco segment EBIT was $2.6 million for fiscal 2007, an increase of $40.8 million compared to fiscal 2006. The change in goodwill impairment charge and other (income) expense accounted for $33.5 million of the increase in EBIT. In fiscal 2007, other expense was $1.6 million and consisted of restructuring costs of $1.8 million reduced by net gains on product line and facility sales of $0.2 million, compared with a combined goodwill impairment charge and net other expense (including a gain on the sale of product lines and restructuring costs) of $35.0 million in the prior year period. The remaining $7.3 million increase in EBIT was attributable to higher sales, which contributed $1.7 million in EBIT improvement, and cost savings from restructuring activities.

Interest Expense

Interest expense was $5.2 million in fiscal 2007 and $12.9 million in fiscal 2006. The reduction in interest expense resulted from lower average debt levels in fiscal 2007 compared to fiscal 2006. The lower debt levels were attributable to cash generated from operations, asset/product line sales and the conversion of $38.9 million of our convertible notes into common stock late in the fiscal year 2006.

Income Taxes

Our effective tax rate for fiscal 2007 was 41.4%. The effective tax rate is higher than the statutory rate primarily due to certain foreign losses for which no benefit is recognized, revaluation of deferred tax assets and liabilities to current rates and increased provisions for tax contingencies. In 2006 we had $12.6 million of income tax expense in spite of a $5.4 million pretax loss because of two significant transactions with minimal tax impact; the goodwill impairment charge of $39.2 million and the gain on the sale of Hapa and Laetus of $8.1 million. After considering the impact of these transactions, our effective tax rate in fiscal 2006 was 46.0%. The fiscal 2007 effective rate was lower than the fiscal 2006 adjusted effective rate of 46.0% because of profitability in jurisdictions, such as Germany and Italy, where we previously had losses.

Net Income

Our net income in fiscal 2007 was $50.7 million compared with a net loss in fiscal 2006 of $19.6 million. The increase in net income is a result of improved operating performance, lower goodwill impairment and other expenses, lower interest expense and a lower normalized tax rate, as discussed above.

Liquidity and Capital Resources

Operating Activities

In fiscal 2008, our cash flow from operating activities was $89.6 million compared with $65.1 million in fiscal 2007, an increase of $24.5 million. This increase resulted primarily from higher net income, reduced by cash used for working capital to support our growth.

We expect our available cash and fiscal 2009 operating cash flow to be adequate to fund fiscal year 2009 operating needs, shareholder dividends, planned capital expenditures and share repurchases. Our planned capital expenditures are related to additional production capacity in Fluid Management, new products and services, productivity programs, and replacement items.

On October 27, 2008 we announced that our Board of Directors has authorized the repurchase of up to three million of our currently outstanding common shares.

Investing Activities

Our capital expenditures were $22.1 million in fiscal 2008, an increase from $16.5 million in fiscal 2007. Our 2008 capital expenditures were primarily for information technology systems and for capacity expansion in the Fluid Management and Process Solutions segments.

In fiscal 2008 we received proceeds related to the sale of two of our Romaco product lines sold in fiscal 2006 and sold two facilities generating cash of $8.5 million. We made an acquisition in our Process Solutions segment in 2008 for a total consideration of $5.1 million. During 2007, we sold two product lines and two facilities to generate $13.7 million of cash.

Financing Activities

The proceeds from the sale of common stock of $8.6 million in fiscal 2008 and $11.3 million in fiscal 2007 were mostly related to the exercise of stock options by current and former employees. Dividends paid during fiscal 2008 were $5.0 million compared to $4.3 million in fiscal 2007. The quarterly dividend rate per common share was increased in January 2008 from $0.0325 to $0.0375.

Credit Agreement

Our Bank Credit Agreement ("Agreement") provides that we may borrow on a revolving credit basis up to a maximum of $150 million and includes a $100 million expansion feature. All outstanding amounts under the Agreement are due and payable on December 19, 2011. Interest is variable based upon formulas tied to LIBOR or an alternative base rate defined in the Agreement, at our option, and is payable quarterly. Indebtedness under the Agreement is unsecured except for the pledge of the stock of our U.S. subsidiaries and two-thirds of the stock of certain non-U.S. subsidiaries. At August 31, 2008 we had no borrowings under the Agreement. We had $37.2 million of standby letters of credit outstanding at August 31, 2008. These standby letters of credit are primarily used as security for advance payments received from customers and for our performance under customer contracts. Under the Agreement we have $112.8 million of unused borrowing capacity.

Six banks participate in our revolving credit agreement. We are not dependent on any single bank for our financing needs.

From available cash balances, we repaid $70 million of our Senior Notes on the May 1, 2008 due date.

Critical Accounting Policies and Estimates

This "Management's Discussion and Analysis" is based on our Consolidated Financial Statements and the related notes. The more critical accounting policies used in the preparation of our Consolidated Financial Statements are discussed below.

Revenue Recognition

We recognize revenue at the time of title passage to our customer. In instances where we have equipment installation obligations, the revenue related to the installation service is deferred until installation is complete. We recognize revenue for certain longer-term contracts based on the percentage of completion method. The percentage of completion method requires estimates of total expected contract revenue and costs. We follow this method since we can make reasonably dependable estimates of the revenue and cost applicable to various stages of the contract. Revisions in profit estimates are reflected in the period in which the facts that gave rise to the revision become known.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the related notes. Significant estimates made by us include the allowance for doubtful accounts, inventory valuation, deferred tax asset valuation allowance, warranty, litigation, product liability and environmental accruals, tax contingencies, stock option valuation, goodwill valuation and retirement benefit obligations.

Our estimate for uncollectible accounts receivable is based upon an analysis of our prior collection experience, specific customer creditworthiness and current economic trends within the industries we serve. In circumstances where we are aware of a specific customer's inability to meet its financial obligation to us (e.g., bankruptcy filings or substantial downgrading of credit ratings), we record a specific reserve to reduce the receivable to the amount we reasonably believe will be collected. For all other customers, we recognize reserves for bad debts based on the length of time that the receivables are past due.

Inventory valuation reserves are determined based on our assessment of the market conditions for our products and the on hand quantities of inventory in relation to historical usage. The inventory to which this reserve relates is still on hand and will be sold or disposed of in the future. The expected selling price of this inventory approximates its net book value, therefore there is no significant impact on gross margin when it is sold.

We have recorded valuation allowances to reflect the estimated amount of deferred tax assets that may not be realized based upon our analysis of estimated future taxable income and establishment of tax strategies. Future taxable income, reversals of temporary differences, available carryback periods, the results of tax strategies and changes in tax laws could impact these estimates.

Warranty obligations are contingent upon product failure rates, material required for the repairs and service and delivery costs. We estimate the warranty accrual based on specific product failures that are known to us plus an additional amount based on the historical relationship of warranty claims to sales. We record litigation and product liability reserves based upon a case-by-case analysis of the facts, circumstances and estimated costs.

These estimates form the basis for making judgments about the carrying value of our assets and liabilities and are based on the best available information at the time we prepare our consolidated financial statements. These estimates are subject to change as conditions within and beyond our control change, including but not limited to economic conditions, the availability of additional information and actual experience rates different from those used in our estimates. Accordingly, actual results may differ from these estimates.

Goodwill and Other Intangible Assets

Goodwill is tested on an annual basis, or more frequently as impairment indicators arise. Impairment tests, which involve the use of estimates related to the fair market values of the business operations with which goodwill is associated, were performed at year-end for fiscal 2008 (our annual impairment test date) using a discounted cash flow methodology ("income approach"). The process of evaluating the potential impairment of goodwill is subjective and requires significant judgment at many points during the analysis. In estimating the fair value of the businesses for the purposes of our annual or periodic analyses, we make estimates and judgments about the future cash flows of these businesses. Although our cash flow forecasts are based on assumptions that are consistent with the plans and estimates we are using to manage the underlying businesses, there is significant judgment in determining the cash flows attributable to these businesses over their estimated remaining useful lives. Losses, if any, resulting from impairment tests are reflected in operating income in our Consolidated Statement of Operations. Other intangibles are evaluated periodically if events or circumstances indicate a possible inability to recover their carrying amount.

Foreign Currency Accounting

Gains and losses resulting from the settlement of a transaction in a currency different from that used to record the transaction are charged or credited to net income or loss when incurred. Adjustments resulting from the translation of non-U.S. financial statements into U.S. dollars are recognized in accumulated other comprehensive income or loss for all non-U.S. units.

We use permanently invested intercompany loans as a source of capital to reduce the exposure to foreign currency fluctuations in our foreign subsidiaries. These loans are treated as analogous to equity for accounting purposes. Therefore, we record foreign exchange gains or losses on these intercompany loans in accumulated other comprehensive income or loss.

Pensions

We maintain defined benefit and defined contribution pension plans that provide retirement benefits to substantially all U.S. employees and certain non-U.S. employees. Pension expense for fiscal 2008 and beyond is dependent on a number of factors including returns on plan assets and changes in the plan's discount rate and therefore cannot be predicted with certainty at this time. The following paragraphs discuss the significant factors that affect the amount of recorded pension expense.

A significant factor in determining the amount of expense recorded for a funded pension plan is the expected long-term rate of return on plan assets. We develop the long-term rate of return assumption based on the current mix of equity and debt securities included in the plan's assets and on the historical returns on those types of investments, judgmentally adjusted to reflect current expectations of future returns. At August 31, 2008 the weighted-average expected rate of return on plan assets was 7.70%.

In addition to the expected rate of return on plan assets, recorded pension expense includes the effects of service cost – the actuarial cost of benefits earned during a period – and interest on the plan's liabilities to participants. These amounts are determined actuarially based on current discount rates and assumptions regarding matters such as future salary increases and mortality. Differences in actual experience in relation to these assumptions are generally not recognized immediately but rather are deferred together with asset-related gains or losses. When cumulative asset-related and liability-related gains or losses exceed the greater of 10% of total liabilities or the calculated value of plan assets, the excess is amortized and included in pension income or expense. At August 31, 2008, the weighted average discount rate used to value the plan liabilities was 6.6%. We determine our discount rate based on an actuarial yield curve applied to the payments we expect to make out of our retirement plans.

Additional changes in the key assumptions discussed above would affect the amount of pension expense currently expected to be recorded for years subsequent to 2008. Specifically, a one-half percent decrease in the rate of return on assets assumption would have the effect of increasing pension expense by approximately $0.5 million. A comparable increase in this assumption would have the opposite effect. In addition, a one-half percent increase in the discount rate would decrease pension expense by $0.1 million, and a comparable decrease in the discount rate would increase expense by approximately $0.3 million.

New Accounting Pronouncements

In September 2006 the Financial Accounting Standards Board (FASB) issued FASB Statement No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R)" (SFAS No. 158). SFAS No. 158 requires employers to recognize the overfunded or underfunded status of defined benefit postretirement plans as an asset or liability in its Balance Sheet, and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. We adopted SFAS No. 158 on August 31, 2007.

In July 2006 the Financial Accounting Standards Board issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement 109" (FIN 48). FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that the Company has taken or expects to take on a tax return. FIN 48 is effective as of the beginning of fiscal years that start after December 15, 2006 (September 1, 2007 for the Company). As stated in Note 9, we adopted the provisions of FIN 48 on September 1, 2007.

In September 2006, the FASB issued FASB Statement No. 157, "Fair Value Measurements" (SFAS No. 157). SFAS No. 157 provides a common definition of fair value and establishes a framework to make the measurement of fair value in generally accepted accounting principles more consistent and comparable. SFAS No. 157 also requires expanded disclosures to provide information about the extent to which fair value is used to measure assets and liabilities, the methods and assumptions used to measure fair value, and the effect of fair value measures on earnings. Additionally, in October 2008, the FASB issued FASB Staff Position No. 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active." (FSP 157-3). FSP 157-3 clarifies the application of SFAS No.157 in a market that is not active. SFAS No. 157 is effective for the Company's 2009 fiscal year. We are currently assessing the potential impact of SFAS No. 157 on our consolidated financial statements.

In February 2007, the FASB issued FASB statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115" (SFAS No. 159). This standard permits an entity to choose to measure many financial instruments and certain other items at fair value. The fair value option permits a company to choose to measure eligible items at fair value at specified election dates. A company will report unrealized gains and losses on items for which the fair value option has been elected in earnings after adoption. SFAS No. 159 will be effective for us beginning in fiscal 2009.

In December 2007, the FASB issued FASB Statement No. 141(R), "Business Combinations" (SFAS No. 141(R)). SFAS No. 141(R) revised the requirements of SFAS No. 141 related to fair value principles, the cost allocation process, and accounting for non-controlling (minority) interests. SFAS No. 141(R) will be effective for us beginning in fiscal 2010. We are currently evaluating the effect, if any, the adoption of SFAS No. 141(R) will have on our consolidated financial statements.

In December 2007, the FASB issued FASB Statement No. 160, "Noncontrolling Interests in Consolidated Financial Statements" (SFAS No. 160). SFAS No. 160 amends ARB 51, "Consolidated Financial Statements", and requires all entities to report noncontrolling (minority) interests in subsidiaries within equity in the consolidated financial statements, but separate from the parent shareholders' equity. SFAS No. 160 also requires any acquisitions or dispositions of noncontrolling interests that do not result in a change of control to be accounted for as equity transactions. Further, SFAS No. 160 requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. SFAS No. 160 will be effective for us beginning in fiscal 2010. We are currently evaluating the effect, if any, the adoption of SFAS No. 160 will have on our consolidated financial statements.

In April 2008, the FASB issued FASB Staff Position FAS 142-3, "Determination of the Useful Life of Intangible Assets" (FSP FAS 142-3). FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, "Goodwill and Other Intangible Asset". FSP FAS 142-3 also requires expanded disclosure related to the determination of intangible asset useful lives. FSP FAS 142-3 will be effective for us in our fiscal year 2010. We are currently evaluating the impact that the adoption of FSP FAS 142-3 will have on our consolidated financial statements.

In May 2008, the FASB issued FASB Statement No. 162, "The Hierarchy of Generally Accepted Accounting Principles" (SFAS No. 162). SFAS No. 162 is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with generally accepted accounting principles. SFAS No. 162 will become effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles." We do not anticipate the adoption of SFAS No. 162 will have a material impact on our consolidated financial statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We maintain operations in the U.S. and foreign countries. We have market risk exposure to foreign exchange rates in the normal course of our business operations. Our significant non-U.S. operations have their local currencies as their functional currency and primarily buy and sell using that same currency. We manage our exposure to net assets and cash flows in currencies other than U.S. dollars by minimizing our non-U.S. dollar net asset positions. We also enter into hedging transactions, primarily currency swaps, under established policies and guidelines that enable us to mitigate the potential adverse impact of foreign exchange rate risk. We do not engage in trading or other speculative activities with these transactions as established policies require that these hedging transactions relate to specific currency exposures.

Our main foreign exchange rate exposures relate to assets, liabilities and cash flows denominated in British pounds, euros, Swiss francs and Canadian dollars and the general economic exposure that fluctuations in these currencies could have on the U.S. dollar value of future non-U.S. cash flows. To illustrate the potential impact of changes in foreign currency exchange rates on us for fiscal 2008, the net unhedged exposures in each currency were remeasured assuming a 10% decrease in foreign exchange rates compared with the U.S. dollar. Using this method, our EBIT for fiscal 2008 would have decreased by $7.3 million and our cash flow from operations for fiscal 2007 would have decreased by $4.8 million. This calculation assumed that each exchange rate would change in the same direction relative to the U.S. dollar. In addition to the direct effects of changes in exchange rates, these changes may also affect the volume of sales or the foreign currency sales prices as competitors' products become more or less attractive. Our sensitivity analysis of the effects of changes in foreign currency exchange rates does not include any effects of potential changes in sales levels or local currency prices.

We also have market risk exposure to interest rates. At August 31, 2008, we had $33.6 million in interest-bearing debt obligations subject to market risk exposure due to changes in interest rates. To manage our exposure to changes in interest rates, we attempt to maintain a balance between fixed and variable rate debt. We expect this balance in the debt profile to moderate our financing cost over time. We are limited in our ability to refinance our fixed rate debt. However, we have the ability to change the characteristics of our fixed rate debt to variable rate debt through interest rate swaps to achieve our objective of balance.

At August 31, 2008, $30.1 million of our outstanding debt had a weighted-average fixed interest rate of 6.8% and $3.5 million had a weighted-average variable interest rate of 10.9%. The estimated fair value of our debt at August 31, 2008 was approximately $33.6 million. The following table presents the aggregate maturities and related weighted-average interest rates of our debt obligations at August 31, 2008 by maturity dates:

(In thousands, except percents)	U.S. Dollar Fixed Rate		Non-U.S. Dollar Fixed Rate		Non-U.S. Dollar Variable Rate	
Maturity Date	Amount	Rate	Amount	Rate	Amount	Rate
2009	$ 0	0.00%	$95	5.92%	$3,097	12.13%
2010	30,000	6.84	0	0.00	351	2.00
2011	0	0.00	0	0.00	84	2.00
2012	0	0.00	0	0.00	0	0.00
2013	0	0.00	0	0.00	0	0.00
Thereafter	0	0.00	0	0.00	0	0.00
Total	$30,000	6.84%	$95	5.92%	$3,532	10.88%
Fair value	$30,000		$95		$3,532	

Following is information regarding our long-term contractual obligations and other commitments outstanding as of August 31, 2008:

(In thousands)	Payments Due by Period				
Long-term contractual obligations	Total	One Year or Less	Two to Three Years	Four to Five Years	After Five Years
Debt obligations	$ 33,627	$ 3,192	$ 30,435	$ 0	$ 0
Operating leases [1]	17,048	6,148	6,675	3,269	956
Total contractual cash obligations	$ 50,675	$ 9,340	$ 37,110	$ 3,269	$ 956

(1) Operating leases consist primarily of building and equipment leases.

Unrecognized tax benefits in the amount of $6,305,000, including interest and penalties, have been excluded from the table because we are unable to make a reasonably reliable estimate of the timing of future payments. The only other commercial commitments outstanding were standby letters of credit of $37,214,000. Of this outstanding amount $30,677,000 is due within a year, $6,295,000 within two to three years and $242,000 due within four to five years.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
Robbins & Myers, Inc. and Subsidiaries

We have audited Robbins & Myers, Inc. and Subsidiaries' internal control over financial reporting as of August 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Robbins & Myers, Inc. and Subsidiaries' management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Robbins & Myers, Inc. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of August 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Robbins & Myers, Inc. and Subsidiaries as of August 31, 2008 and 2007, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended August 31, 2008 of Robbins & Myers, Inc. and Subsidiaries and our report dated October 27, 2008 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Dayton, Ohio
October 27, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Robbins & Myers, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Robbins & Myers, Inc. and Subsidiaries as of August 31, 2008 and 2007, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended August 31, 2008. Our audits also included the financial statement schedule listed in Item 15(a) of this Registration Statement. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Robbins & Myers, Inc. and Subsidiaries at August 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended August 31, 2008, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As described in Note 1 to the Consolidated Financial Statements, in 2008 the company adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement 109." Also, as described in Note 1 to the Consolidated Financial Statements, in 2007 the Company adopted the provisions of Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)".

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Robbins & Myers, Inc. and Subsidiaries' internal control over financial reporting as of August 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated October 27, 2008 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Dayton, Ohio
October 27, 2008

Consolidated Balance Sheet

Robbins & Myers, Inc. and Subsidiaries

(In thousands, except share data)	August 31, 2008	2007
Assets		
Current Assets:		
Cash and cash equivalents	**$123,405**	$116,110
Accounts receivable	**153,648**	152,779
Inventories	**109,797**	99,196
Other current assets	**8,017**	7,410
Deferred taxes	**13,476**	11,178
Total Current Assets	**408,343**	386,673
Goodwill	**278,906**	271,150
Other Intangible Assets	**6,853**	7,272
Deferred Taxes	**21,969**	9,583
Other Assets	**10,931**	12,196
Property, Plant and Equipment	**137,715**	129,269
	$864,717	$816,143
Liabilities And Shareholders' Equity		
Current Liabilities:		
Accounts payable	**$ 86,012**	$ 78,890
Accrued expenses	**100,407**	103,732
Deferred taxes	**2,469**	1,662
Current portion of long-term debt	**3,192**	72,522
Total Current Liabilities	**192,080**	256,806
Long-Term Debt, Less Current Portion	**30,435**	30,553
Deferred Taxes	**44,628**	24,818
Other Long-Term Liabilities	**82,118**	79,019
Minority Interest	**15,439**	12,429
Shareholders' Equity:		
Common stock – without par value:		
Authorized shares – 80,000,000		
Issued shares – 34,762,954 in 2008 (34,275,510 in 2007)	**185,552**	172,319
Treasury shares – 58,848 in 2008 (29,612 in 2007)	**(1,947)**	(683)
Retained earnings	**294,409**	217,548
Accumulated other comprehensive income:		
Foreign currency translation	**36,945**	40,024
Pension liability	**(14,942)**	(16,690)
Total	**22,003**	23,334
	500,017	412,518
	$864,717	$816,143

See Notes to Consolidated Financial Statements

Consolidated Shareholders' Equity Statement

Robbins & Myers, Inc. and Subsidiaries

(In thousands, except share and per share data)	Common Shares	Treasury Shares	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance at September 1, 2005	$ 110,149	$ (10)	$ 193,968	$ (2,461)	$ 301,646
Net loss			(19,587)		(19,587)
Change in foreign currency translation				8,050	8,050
Change in minimum pension liability				5,219	5,219
Comprehensive loss					(6,318)
Restricted stock grants – net, 117,152 shares					
Amortization of restricted stock grants	485				485
Cash dividend declared, $0.11 per share			(3,285)		(3,285)
Stock option expense	837				837
Performance stock award expense	445				445
Conversion of bonds to stock, 3,459,048 shares	38,914				38,914
Convertible bonds interest adjustment, net of tax of $508	828				828
Proceeds from employee benefit plan share sales, 89,260 shares	1,009				1,009
Stock options exercised, 414,138 shares	4,658				4,658
Tax benefit of stock options exercised	203				203
Balance at August 31, 2006	157,528	(10)	171,096	10,808	339,422
Net income			50,705		50,705
Change in foreign currency translation				14,160	14,160
Change in minimum pension liability (SFAS No.87), net of tax				8,621	8,621
Comprehensive income					73,486
Adoption of SFAS No. 158, net of tax				(10,255)	(10,255)
Restricted stock grants-net, 121,408 shares					
Amortization of restricted stock grants	1,247				1,247
Cash dividend declared, $0.125 per share			(4,253)		(4,253)
Treasury stock purchases, 28,996 shares		(673)			(673)
Stock option expense	598				598
Performance stock award expense	924				924
Proceeds from employee benefit plan share sales, 50,194 shares	825				825
Stock options exercised, 687,336 shares	9,066				9,066
Tax benefit of stock options exercised	2,131				2,131
Balance at August 31, 2007	172,319	(683)	217,548	23,334	412,518
Net income			**87,402**		**87,402**
Change in foreign currency translation				**(3,079)**	**(3,079)**
Change in minimum pension liability, net of tax				**1,748**	**1,748**
Comprehensive income					**86,071**
Adoption of FIN 48			**(5,538)**		**(5,538)**
Restricted stock grants-net, 64,546 shares					
Amortization of restricted stock grants	**666**				**666**
Cash dividend declared, $0.145 per share			**(5,003)**		**(5,003)**
Treasury stock purchases, 29,236 shares		**(1,264)**			**(1,264)**
Stock option expense	**745**				**745**
Performance stock award expense	**1,979**				**1,979**
Proceeds from employee benefit plan share sales, 34,700 shares	**1,278**				**1,278**
Stock options exercised, 388,198 shares	**4,249**				**4,249**
Tax benefit of stock options exercised	**4,316**				**4,316**
Balance at August 31, 2008	**$185,552**	**$(1,947)**	**$294,409**	**$ 22,003**	**$500,017**

See Notes to Consolidated Financial Statements

Consolidated Statement of Operations

Robbins & Myers, Inc. and Subsidiaries

(In thousands, except per share data)	Years Ended August 31, 2008	2007	2006
Sales	**$787,168**	$695,393	$625,389
Cost of sales	**496,906**	453,052	410,473
Gross profit	**290,262**	242,341	214,916
Selling, general and administrative expenses	**167,229**	151,520	170,020
Goodwill impairment charge	**0**	0	39,174
Other income	**(7,631)**	(3,461)	(1,786)
Income before interest and income taxes	**130,664**	94,282	7,508
Interest expense, net	**2,031**	5,243	12,946
Income (loss) before income taxes and minority interest	**128,633**	89,039	(5,438)
Income tax expense	**39,099**	36,866	12,589
Minority interest	**2,132**	1,468	1,560
Net income (loss)	**$ 87,402**	$ 50,705	$ (19,587)
Net income (loss) per share			
Basic	**$ 2.53**	$ 1.49	$ (0.66)
Diluted	**$ 2.52**	$ 1.48	$ (0.66)

See Notes to Consolidated Financial Statements

Consolidated Cash Flow Statement

Robbins & Myers, Inc. and Subsidiaries

(In thousands)	Years Ended August 31, 2008	2007	2006
Operating Activities			
Net income (loss)	**$ 87,402**	$ 50,705	$ (19,587)
Adjustments to reconcile net income (loss) to net cash and cash equivalents provided by operating activities:			
Depreciation	**14,970**	14,993	16,235
Amortization	**1,279**	1,631	2,343
Deferred taxes	**6,201**	18,997	(2,887)
Stock compensation	**3,390**	2,769	1,767
Goodwill impairment charge	**0**	0	39,174
Net gain on sale of business/facilities	**(7,631)**	(5,279)	(7,955)
Changes in operating assets and liabilities:			
Accounts receivable	**(1,067)**	(28,315)	6,125
Inventories	**(7,261)**	(2,796)	2,905
Other assets	**(560)**	1,059	1,933
Accounts payable	**3,682**	16,500	(5,468)
Accrued expenses and other liabilities	**(10,845)**	(5,151)	5,996
Net cash and cash equivalents provided by operating activities	**89,560**	65,113	40,581
Investing Activities			
Capital expenditures	**(22,114)**	(16,536)	(13,660)
Proceeds from sale of business/facilities	**8,484**	13,712	27,833
Acquisitions	**(5,061)**	0	0
Net cash and cash equivalents (used) provided by investing activities	**(18,691)**	(2,824)	14,173
Financing Activities			
Proceeds from debt borrowings	**12,003**	30,904	35,747
Payments of long-term debt	**(81,451)**	(33,360)	(66,953)
Net proceeds from issuance of common stock, including stock option tax benefits	**8,579**	11,348	5,667
Dividend paid	**(5,003)**	(4,253)	(3,285)
Other	**0**	(432)	(528)
Net cash and cash equivalents (used) provided by financing activities	**(65,872)**	4,207	(29,352)
Effect of exchange rate changes on cash	**2,298**	1,249	(80)
Increase in cash and cash equivalents	**7,295**	67,745	25,322
Cash and cash equivalents at beginning of year	**116,110**	48,365	23,043
Cash and cash equivalents at end of year	**$123,405**	$116,110	$ 48,365

See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Robbins & Myers, Inc. and Subsidiaries

Note 1 – Summary Of Accounting Policies

Consolidation

The consolidated financial statements include the accounts of Robbins & Myers, Inc. ("Company," "we," "us," "our") and all of its subsidiaries in which a controlling interest is maintained. Controlling interest is determined by majority ownership interest and the absence of substantive third-party participation rights. For these consolidated subsidiaries where our ownership is less than 100%, the other shareholders' interests are shown as Minority Interest. All significant intercompany accounts and transactions have been eliminated upon consolidation. We produce and sell original equipment and aftermarket parts for a variety of markets including energy, industrial, chemical and pharmaceutical.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires us to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Accounts Receivable

Accounts receivable relate primarily to customers located in North America and Western Europe and are concentrated in the pharmaceutical, specialty chemical and oil and gas markets. To reduce credit risk, we perform credit investigations prior to accepting an order and, when necessary, require letters of credit to ensure payment.

Our estimate for uncollectible accounts receivable is based upon an analysis of our prior collection experience, specific customer creditworthiness and current economic trends within the industries we serve. In circumstances where we are aware of a specific customer's inability to meet its financial obligation to us (e.g., bankruptcy filings or substantial downgrading of credit ratings), we record a specific reserve to reduce the receivable to the amount we reasonably believe will be collected. For all other customers, we recognize reserves for bad debts based on the length of time that the receivables are past due.

Inventories

Inventories are stated at the lower of cost or market determined by the last-in, first-out ("LIFO") method in the U.S. and the first-in, first-out ("FIFO") method outside the U.S. Inventory valuation reserves are determined based on our assessment of the market conditions for our products and the on hand quantities of inventory in relation to historical usage.

Goodwill and Other Intangible Assets

Goodwill is the excess of the purchase price paid over the value of net assets of businesses acquired. Goodwill is not amortized, but is tested for impairment on an annual basis, or more frequently as impairment indicators arise, using a fair market value approach, at the reporting unit level. We recognize an impairment charge for any amount by which the carrying amount of goodwill exceeds its fair value. Impairment tests are performed each year based on August 31 financial information. Other intangibles are evaluated periodically if events or circumstances indicate a possible inability to recover their carrying amount. Losses, if any, resulting from impairment tests are reflected in operating income in our Consolidated Statement of Operations.

Amortization of other intangible assets is calculated on the straight-line basis using the following lives:

Patents and trademarks	14 to 17 years
Non-compete agreements	3 to 5 years
Financing costs	3 to 5 years

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation expense is recorded over the estimated useful life of the asset on the straight-line method using the following lives:

Buildings	45 years
Machinery and equipment	3 to 15 years

Our normal policy is to expense repairs and improvements made to capital assets as incurred. In limited circumstances, betterments are capitalized and amortized over the estimated life of the new asset and any remaining value of the old asset is written off. Repairs to machinery and equipment must result in an addition to the useful life of the asset before the costs are capitalized.

Foreign Currency Accounting

Gains and losses resulting from the settlement of a transaction in a currency different from that used to record the transaction are charged or credited to net income or loss when incurred. Adjustments resulting from the translation of non-U.S. financial statements into U.S. dollars are recognized in accumulated other comprehensive income or loss in the Consolidated Balance Sheet.

Product Warranties

Warranty obligations are contingent upon product failure rates, material required for the repairs and service delivery costs. We estimate the warranty accrual based on specific product failures that are known to us plus an additional amount based on the historical relationship of warranty claims to sales.

Changes in our product warranty liability during the year are as follows:

(In thousands)	2008	2007
Balance at beginning of the fiscal year	$ 7,922	$ 7,605
Warranty expense	1,851	2,188
Deductions	(1,973)	(1,908)
Impact of business dispositions	0	(91)
Impact of exchange rates	53	128
Balance at end of the fiscal year	$ 7,853	$ 7,922

Consolidated Statement of Operations

Research and development costs are expensed as incurred and recorded in selling, general and administrative expenses. Research and development costs in fiscal 2008, 2007 and 2006 were $6,469,000, $6,352,000 and $7,799,000, respectively. We also incurred significant engineering costs in conjunction with fulfilling custom customer orders and executing customer projects that are of a research and development nature that are not captured in these amounts. Shipping and handling costs are included in cost of sales. Advertising costs are expensed as incurred.

Revenue Recognition

We recognize revenue at the time of title passage to our customer. In instances where we have equipment installation obligations, the revenue related to the installation service is deferred until installation is complete. We recognize revenue for certain longer-term contracts based on the percentage of completion method. The percentage of completion method requires estimates of total expected contract revenue and costs. We follow this method since we can make reasonably dependable estimates of the revenue and cost applicable to various stages of the contract. Revisions in profit estimates are reflected in the period in which the facts that gave rise to the revision become known.

Income Taxes

Income taxes are provided for all items included in the Consolidated Statement of Operations regardless of the period when such items are reported for income tax purposes. Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. We recorded valuation allowances to reflect the estimated amount of deferred tax assets that may not be realized based upon our analysis of estimated future taxable income and establishment of tax strategies. Future taxable income, reversals of temporary differences, available carryback periods, the results of tax strategies and changes in tax laws could impact these estimates.

Generally, our policy is to provide U.S. income taxes on non-U.S. income when remitted to the U.S. We regularly receive dividends from Canada and provide deferred taxes on those undistributed earnings. Other than the earnings from Canada, we have not provided deferred taxes on the undistributed earnings of international subsidiaries because the earnings are deemed permanently reinvested. It is anticipated that the Company will continue to annually remit a portion of prospective earnings of certain non-Canadian international subsidiaries in the form of taxable dividends. The U.S. tax consequences of those dividends will be recorded when such dividends are paid. Since the Company intends to remit earnings from certain of its non-Canadian international subsidiaries only on a prospective basis, the Accounting Principles Board Opinion No. 23, "Accounting for Income Taxes", exception will continue to apply to the international subsidiaries accumulated earnings and profits, which aggregated $90,671,000 and $106,564,000 at August 31, 2008 and 2007, respectively.

In July 2006, the FASB issued Interpretation No. 48 (FIN 48), "Accounting for Uncertainty in Income Taxes", which is effective for fiscal years beginning after December 15, 2006. FIN 48 is an interpretation of SFAS No. 109, "Accounting for Income Taxes", and clarifies the accounting for uncertainty in income tax positions. FIN 48 requires us to recognize in our financial statements the impact of a tax position, if that position is more likely than not of being sustained, based on the technical merits of the position. The recognition and measurement guidelines of FIN 48 were applied to all of our material income tax positions on September 1, 2007, resulting in a $5,538,000 increase in the liability for unrecognized tax benefits, with a corresponding decrease to the beginning retained earnings for the cumulative effect of a change in accounting principle. See Note 9.

Significant judgment is required in determining the provision for income taxes, unrecognized tax benefits, and the related accruals and deferred tax assets and liabilities. In the ordinary course of business, there are transactions and calculations where the ultimate tax outcome is uncertain. Additionally, our tax returns are subject to audit by various tax authorities in numerous jurisdictions. Although we believe that our estimates are reasonable, actual results could differ from these estimates resulting in a final tax outcome that may be materially different from that which is reflected in our consolidated financial statements.

Consolidated Cash Flow Statement

Cash and cash equivalents consist of cash balances and temporary investments having an original maturity of 90 days or less.

Fair Value of Financial Instruments

The following methods and assumptions were used by us in estimating the fair value of financial instruments:

Cash and cash equivalents – The amounts reported approximate market value.

Long-term debt – At August 31, 2008, the carrying amount of our debt of $33,627,000 approximates the market value because our interest rate approximates current market rate. The market value of our debt was $105,175,000 at August 31, 2007. These amounts are based on the terms, interest rates and maturities currently available to us for similar debt instruments.

Accounts receivable, accounts payable, and accrued expenses – The amounts reported approximate market value.

Common Stock Plans

We sponsor a long-term incentive stock plan to provide for the granting of stock-based compensation to directors, officers and other key employees. The stock option price per share cannot be less than the fair market value per share as of the date of grant. For officers and other key employees, outstanding grants become exercisable over a three-year period.

The fair value of each stock option grant in fiscal years 2008, 2007 and 2006 was estimated on the date of grant using a Black-Scholes-Merton option pricing model with the following weighted-average assumptions. The 2007 and 2006 fair values at grant date have been adjusted to reflect our fiscal 2008 stock split:

	2008	2007	2006
Expected volatility of common stock	**35.86%**	25.40%	32.70%
Risk-free interest rate	**4.00**	4.80	4.29
Dividend yield	**0.50**	0.70	0.76
Expected life of option	**7.0 Yrs.**	7.0 Yrs.	7.0 Yrs.
Fair value at grant date	**$12.70**	$ 5.80	$4.41

Assumptions utilized in the model are evaluated when awards are granted. The expected volatility of our common stock was estimated based upon the historical volatility of our common stock price. The risk-free interest rate is based on the U.S. Treasury security yields at the time of the grant for a security with a maturity term equal to or approximating the expected term of the underlying award. The dividend yield was determined by using a blend of historical dividend yield information and expected future trends. The expected life of the option grants represents the period of time options are expected to be outstanding and is based on the contractual term of the grant, vesting schedule and past exercise behavior.

New Accounting Pronouncements

In September 2006 the Financial Accounting Standards Board (FASB) issued FASB Statement No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)" (SFAS No. 158). SFAS No. 158 requires an employer to recognize the overfunded or underfunded status of defined benefit postretirement plans as an asset or liability in its Balance Sheet, and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. We adopted SFAS No. 158 on August 31, 2007. See Note 8.

In July 2006 the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement 109" (FIN 48). FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return. FIN 48 is effective as of the beginning of fiscal years that start after December 15, 2006 (September 1, 2007 for the Company). As stated above, the adoption of FIN 48 at the start of fiscal 2008, resulted in the Company recognizing a $5,538,000 increase in the liability for unrecognized tax benefits accounted for as a decrease to retained earnings (cumulative effect) as of September 1, 2007, and the total amount of unrecognized tax benefits as of that date was $6,334,000. See Note 9.

In September 2006, the FASB issued FASB Statement No. 157, "Fair Value Measurements" (SFAS No. 157). SFAS No. 157 provides a common definition of fair value and establishes a framework to make the measurement of fair value in generally accepted accounting principles more consistent and comparable. SFAS No. 157 also requires expanded disclosures to provide information about the extent to which fair value is used to measure assets and liabilities, the methods and assumptions used to measure fair value, and the effect of fair value measures on earnings. Additionally, in October 2008, the FASB issued FASB Staff Position No. 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active." (FSP 157-3). FSP 157-3 clarifies the application of SFAS No.157 in a market that is not active. SFAS No. 157 is effective for the Company's 2009 fiscal year. We are currently assessing the potential impact of SFAS No. 157 on our consolidated financial statements.

In February 2007, the FASB issued FASB Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115" (SFAS No. 159). This standard permits an entity to choose to measure many financial instruments and certain other items at fair value. The fair value option permits a company to choose to measure eligible items at fair value at specified election dates. A company will report unrealized gains and losses on items for which the fair value option has been elected in earnings after adoption. SFAS No. 159 will be effective for us beginning in fiscal 2009.

In December 2007, the FASB issued FASB Statement No. 141(R), "Business Combinations" (SFAS No. 141(R)). SFAS No. 141(R) revised the requirements of SFAS No. 141 related to fair value principles, the cost allocation process, and accounting for non-controlling (minority) interests. SFAS No. 141(R) will be effective for us beginning in fiscal 2010. We are currently evaluating the effect, if any, the adoption of SFAS No. 141(R) will have on our consolidated financial statements.

In December 2007, the FASB issued FASB Statement No. 160, "Noncontrolling Interests in Consolidated Financial Statements" (SFAS No. 160). SFAS No. 160 amends ARB 51, "Consolidated Financial Statements", and requires all entities to report noncontrolling (minority) interests in subsidiaries within equity in the consolidated financial statements, but separate from the parent shareholders' equity. SFAS No. 160 also requires any acquisitions or dispositions of noncontrolling interests that do not result in a change of control to be accounted for as equity transactions. Further, SFAS No. 160 requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. SFAS No. 160 will be effective for us beginning in fiscal 2010. We are currently evaluating the effect, if any, the adoption of SFAS No. 160 will have on our consolidated financial statements.

In April 2008, the FASB issued FASB Staff Position FAS 142-3, "Determination of the Useful Life of Intangible Assets" (FSP FAS 142-3). FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, "Goodwill and Other Intangible Asset". FSP FAS 142-3 also requires expanded disclosure related to the determination of intangible asset useful lives. FSP FAS 142-3 will be effective for us beginning in our fiscal year 2010. We are currently evaluating the impact that the adoption of FSP FAS 142-3 will have on our consolidated financial statements.

In May 2008, the FASB issued FASB Statement No. 162, "The Hierarchy of Generally Accepted Accounting Principles" (SFAS No. 162). SFAS No. 162 is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with generally accepted accounting principles. SFAS No. 162 will become effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles." We do not anticipate the adoption of SFAS No. 162 will have a material impact on our consolidated financial statements.

Reclassifications

Certain prior year amounts may have been reclassified to conform with the current year presentation.

Note 2 – Balance Sheet Information

(In thousands)	2008	2007
Accounts receivable		
Allowances for doubtful accounts	$ 7,695	$ 6,189
Inventories		
FIFO:		
Finished products	$ 33,216	$ 30,190
Work in process	47,060	39,699
Raw materials	41,591	38,932
	121,867	108,821
LIFO reserve, U.S. inventories	(12,070)	(9,625)
	$ 109,797	$ 99,196
Non-U.S. inventories at FIFO	$ 81,214	$ 69,432
Property, plant and equipment		
Land	$ 17,783	$ 17,795
Buildings	102,809	93,332
Machinery and equipment	177,285	169,456
	297,877	280,583
Less accumulated depreciation	(160,162)	(151,314)
	$ 137,715	$ 129,269
Accrued expenses		
Salaries, wages and payroll taxes	$ 22,866	$ 21,595
Customer advances	28,261	33,091
Pension benefits	3,030	2,714
U.S. other postretirement benefits	2,014	2,261
Warranty costs	7,853	7,922
Accrued interest	821	3,461
Income taxes	10,835	9,517
Commissions	6,494	4,507
Other	18,233	18,664
	$ 100,407	$ 103,732
Other long-term liabilities		
German pension liability	$ 40,458	$ 39,513
U.S. other postretirement benefits	19,766	20,218
U.S. pension liability	6,816	7,699
Other	15,078	11,589
	$ 82,118	$ 79,019

Note 3 – Statement Of Operations Information

Unless otherwise noted, the costs mentioned below in this note were included on the "other income" line of our Consolidated Statement of Operations in the period indicated.

(In thousands)	2008	2007	2006
Process Solutions segment restructuring costs	$ 0	$ 0	$ 2,541
Romaco segment restructuring costs	0	1,818	4,755
Gain on disposition of product lines/facilities	(7,631)	(5,279)	(7,955)
Subtotal	(7,631)	(3,461)	(659)
Less inventory write-down included in cost of sales	0	0	(1,127)
Other income	$(7,631)	$(3,461)	$(1,786)

In fiscal 2008, we sold a facility in each of our Process Solutions and Romaco segments. Additionally, in fiscal 2008 we received proceeds related to the sale of two of our Romaco product lines, sold in fiscal 2006. Cash proceeds from these asset sales totaled $8,484,000. The net gain recognized in fiscal 2008 as a result of these asset sales was $7,631,000.

During fiscal years 2007 and 2006, we incurred costs related to a restructuring program announced in fiscal 2005. The restructuring plan was initiated to improve the profitability of our Romaco and Process Solutions segments and included plant closures, sales of excess facilities, personnel reductions, product line sales, and other activities.

In fiscal 2007, we completed the restructuring activities announced in fiscal 2005. We recorded restructuring costs in fiscal 2007 totaling $1,818,000 in our Romaco segment. During the year we also sold a Romaco facility and a Process Solutions facility, as well as two Romaco product lines. Cash proceeds from these asset sales totaled $13,712,000. The net gain recognized in fiscal 2007 as a result of these asset sales was $5,279,000.

We recorded restructuring costs in fiscal 2006 totaling $2,541,000 in the Process Solutions segment and $4,755,000 in the Romaco segment. The costs in fiscal 2006 included $1,127,000 to write-down inventory related to discontinued product lines, which is included in cost of sales. During the year, we sold two Romaco product lines and a Process Solutions facility. Cash proceeds from these asset sales totaled $27,833,000. The net gain recognized in fiscal 2006 as a result of these asset sales was $7,955,000.

In fiscal 2006, management estimated the fair value of the Romaco segment using current prices that the Company might have received in the potential disposition of all or parts of Romaco and recorded a $39,174,000 goodwill impairment charge.

Minimum lease payments

Future minimum payments, by year and in the aggregate, under non-cancellable operating leases with initial or remaining terms of one year or more consisted of the following at August 31, 2008:

(In thousands)	
2009	$ 6,148
2010	3,999
2011	2,676
2012	1,823
2013	1,446
Thereafter	956
	$17,048

Rental expense for all operating leases in 2008, 2007 and 2006 was approximately $7,398,000, $5,633,000 and $4,971,000, respectively. Operating leases consist primarily of building and equipment leases.

Note 4 – Product Line Dispositions

In the third quarter of fiscal 2008 we recognized a pre-tax gain of $5,697,000 ($5,008,000 after-tax gain, or $0.14 per diluted share) related to the sale of two of our Romaco product lines – Hapa and Laetus – sold in fiscal 2006. As part of that transaction, funds were paid into an escrow account that served as collateral for potential claims by the purchaser under the terms of the Asset and Share Purchase Agreement ("Agreement"). The substantive financial guarantees in this Agreement contractually lapsed on March 31, 2008, resulting in the gain and the release of the escrow funds to us. This gain has been included in the "Other income" line in our Consolidated Statement of Operations.

Note 5 – Cash Flow Statement Information

In fiscal 2008, we recorded the following non-cash investing and financing transactions: $158,000 decrease in deferred tax assets, $1,550,000 increase in property, plant and equipment, $5,182,000 increase in other long-term liabilities, $5,538,000 decrease in retained earnings for the adoption of FIN 48 and $1,748,000 decrease related to the minimum liability of our employee benefit plans.

In fiscal 2007, we recorded the following non-cash investing and financing transactions: $5,661,000 increase in deferred tax assets, $4,410,000 decrease in other intangible assets, a $7,874,000 increase in other long-term liabilities, and a $1,624,000 increase in the minimum pension liability related to our pension plans. We also recorded a decrease to goodwill and accrued expenses of $1,052,000 related to the utilization of pre-acquisition deferred tax assets which were fully reserved.

In fiscal 2006, we recorded the following non-cash investing and financing transactions: exchange of $38,914,000 of existing 8.00% convertible subordinated notes for common stock; $2,599,000 decrease in deferred tax assets, $8,605,000 decrease in long-term liabilities, $787,000 decrease in pension intangible asset and $5,219,000 decrease in the minimum pension liability related to our pension plans.

Supplemental cash flow information consisted of the following:

(In thousands)	**2008**	2007	2006
Interest paid	**$ 8,141**	$ 7,952	$13,078
Taxes paid, net of refunds	**30,838**	19,560	13,399

Note 6 – Goodwill And Other Intangible Assets

Changes in the carrying amount of goodwill by operating segment are as follows:

(In thousands)	Process Solutions Segment	Fluid Management Segment	Romaco Segment	Total
Balance as of September 1, 2006	$ 145,075	$ 106,287	$ 10,965	$ 262,327
Goodwill reduction from utilizing purchased tax loss carryforwards and deferred tax assets	0	0	(1,052)	(1,052)
Goodwill reduction due to business dispositions	0	0	(250)	(250)
Translation adjustments and other	8,114	1,281	730	10,105
Balance as of August 31, 2007	153,189	107,568	10,393	271,150
Goodwill reduction from utilizing purchased tax loss carryforwards and deferred tax assets	**0**	**0**	**(474)**	**(474)**
Goodwill addition due to business acquisition	**2,680**	**0**	**0**	**2,680**
Translation adjustments and other	**2,001**	**1,135**	**2,414**	**5,550**
Balance as of August 31, 2008	**$157,870**	**$108,703**	**$12,333**	**$278,906**

In fiscal 2008 and 2007, we were able to utilize certain net operating loss (NOL) carryforwards and deferred tax assets that existed at the purchase date of Romaco. No value was allocated to these items in the opening balance sheet of Romaco; therefore, the utilization of these items is recorded as a reduction to goodwill.

Information regarding our other intangible assets is as follows:

	2008			2007		
(In thousands)	Carrying Amount	Accumulated Amortization	Net	Carrying Amount	Accumulated Amortization	Net
Patents and trademarks	**$11,899**	**$ 7,480**	**$4,419**	$ 11,378	$ 7,093	$ 4,285
Non-compete agreements	**9,099**	**7,338**	**1,761**	8,879	7,009	1,870
Financing costs	**9,679**	**9,006**	**673**	9,559	8,571	988
Other	**5,171**	**5,171**	**0**	5,201	5,072	129
	$35,848	**$28,995**	**$6,853**	$ 35,017	$ 27,745	$ 7,272

We estimate that amortization expense will be approximately $1,300,000 for each of the next five years.

Note 7 – Long-Term Debt

(In thousands)	2008	2007
Senior debt:		
Revolving credit loan	$ 0	$ 0
Senior notes	30,000	100,000
Other	3,627	3,075
Total debt	33,627	103,075
Less current portion	(3,192)	(72,522)
Long-term debt	$30,435	$ 30,553

Our Bank Credit Agreement ("Agreement") provides that we may borrow on a revolving credit basis up to a maximum of $150,000,000 and includes a $100,000,000 expansion feature. All outstanding amounts under the Agreement are due and payable on December 19, 2011. Interest is variable based upon formulas tied to LIBOR or an alternative base rate defined in the Agreement, at our option, and is payable quarterly. Indebtedness under the Agreement and the Senior Notes, discussed below, is unsecured except for the pledge of the stock of our U.S. subsidiaries and two-thirds of the stock of certain non-U.S. subsidiaries. While no amounts are outstanding under the Agreement at August 31, 2008, we have $37,214,000 of standby letters of credit outstanding at August 31, 2008. These standby letters of credit are used as security for advance payments received from customers and future payments to our vendors. Accordingly, under the Agreement we have $112,786,000 of unused borrowing capacity.

We have $30,000,000 of Senior Notes ("Senior Notes") outstanding with an interest rate of 6.84%, due May 1, 2010. On May 1, 2008, $70,000,000 of Senior Notes became due and were fully repaid. Also, at that time, our interest rate hedge contractually expired.

The Agreement and Senior Notes contain certain restrictive covenants including limitations on indebtedness, asset sales, sales and lease backs, and cash dividends and financial covenants relating to interest coverage, leverage and net worth. As of August 31, 2008, we are in compliance with these covenants.

Our other debt consisted primarily of unsecured non-U.S. bank lines of credit with interest rates approximating 11.00%.

Aggregate principal payments of long-term debt, for the five years subsequent to August 31, 2008, are as follows:

(In thousands)	
2009	$ 3,192
2010	30,351
2011	84
2012	0
2013	0
2014 and thereafter	0
Total	$33,627

Note 8 – Retirement Benefits

As discussed in Note 1, we adopted SFAS No. 158 on August 31, 2007 and the effect on individual line items of our Consolidated Balance Sheet as of August 31, 2007 was as follows:

	Prior to Adopting SFAS No. 158	Adjustments	After Application of SFAS No. 158
Other intangible assets	$ 11,682	$ (4,410)	$ 7,272
Accrued expenses	108,731	(4,999)	103,732
Long-term deferred tax liability	30,479	(5,661)	24,818
Other long-term liabilities	62,514	16,505	79,019
Accumulated other comprehensive income	33,589	(10,255)	23,334

We sponsor two defined contribution plans covering most U.S. salaried employees and certain U.S. hourly employees. Contributions are made to the plans based on a percentage of eligible amounts contributed by participating employees. We also sponsor several defined benefit plans covering certain employees. Benefits are based on years of service and employees' compensation or stated amounts for each year of service. Our funding policy is consistent with the funding requirements of applicable regulations. At August 31, 2008 and 2007, pension assets included 160,000 and 200,000 shares respectively, of our common stock.

In addition to pension benefits, we provide healthcare and life insurance benefits for certain of our retired U.S. employees. Our policy is to fund the cost of these benefits as claims are paid.

Retirement and other postretirement plan costs are as follows:

	Pension Benefits		
(In thousands)	**2008**	2007	2006
Service cost	**$ 1,753**	$ 2,017	$ 2,855
Interest cost	**9,200**	8,812	8,246
Expected return on plan assets	**(7,898)**	(7,218)	(7,340)
FAS 88 curtailment cost	**0**	0	(220)
Amortization of prior service cost	**758**	695	798
Amortization of transition obligation	**0**	0	(198)
Recognized net actuarial losses	**214**	1,578	2,100
Net periodic benefit cost	**$ 4,027**	$ 5,884	$ 6,241
Defined contribution cost	**$ 3,056**	$ 2,777	$ 1,982

	Other Benefits		
(In thousands)	**2008**	2007	2006
Service cost	**$ 392**	$ 324	$ 367
Interest cost	**1,389**	1,346	1,271
Net amortization	**716**	765	920
Net periodic benefit cost	**$ 2,497**	$ 2,435	$ 2,558

The benefit obligation, funded status and amounts recorded in the Consolidated Balance Sheet at August 31, are as follows:

	Pension Benefits		Other Benefits	
(In thousands)	**2008**	2007	**2008**	2007
Change in benefit obligation:				
Beginning of year	**$157,086**	$163,953	**$ 22,479**	$ 23,244
Service cost	**2,173**	2,315	**392**	324
Interest cost	**9,085**	8,954	**1,389**	1,346
Plan amendments	**1,376**	0	**0**	0
Currency exchange rate impact	**647**	4,760	**0**	0
Actuarial gains	**(9,856)**	(11,293)	**(673)**	(192)
Benefit payments	**(11,342)**	(11,603)	**(1,807)**	(2,243)
End of year	**$149,169**	$157,086	**$ 21,780**	$ 22,479
Change in plan assets:				
Beginning of year	**$107,160**	$ 95,909	**$ 0**	$ 0
Currency exchange rate impact	**(2,689)**	1,523	**0**	0
Actual return	**(1,527)**	14,299	**0**	0
Company contributions	**7,263**	7,032	**1,807**	2,243
Benefit payments	**(11,342)**	(11,603)	**(1,807)**	(2,243)
End of year	**$ 98,865**	$107,160	**$ 0**	$ 0
Funded status	**$ (50,304)**	$ (49,926)	**$(21,780)**	$(22,479)
Accrued benefit cost	**$ (50,304)**	$ (49,926)	**$(21,780)**	$(22,479)
Recorded as follows:				
Accrued expenses	**$ (3,030)**	$ (2,714)	**$ (2,014)**	$ (2,261)
Other long-term liabilities	**(47,274)**	(47,212)	**(19,766)**	(20,218)
	(50,304)	(49,926)	**(21,780)**	(22,479)
Accumulated other comprehensive loss	**17,463**	17,947	**6,785**	8,174
	$ (32,841)	$ (31,979)	**$(14,995)**	$(14,305)
Deferred taxes on accumulated other comprehensive loss	**$ (6,728)**	$ (6,325)	**$ (2,578)**	$ (3,106)
Accumulated other comprehensive loss at August 31, 2008:				
Net actuarial losses	**$ 14,362**	$ 15,352	**$ 5,537**	$ 6,715
Prior service cost	**3,101**	2,563	**1,248**	1,459
Deferred taxes	**(6,728)**	(6,325)	**(2,578)**	(3,106)
Net accumulated other comprehensive loss at August 31, 2008	**$ 10,735**	$ 11,590	**$ 4,207**	$ 5,068

Pension plans with accumulated ("ABO") and projected ("PBO") benefit obligations in excess of plan assets:

(In thousands)	**2008**	2007
Accumulated benefit obligation	**$146,927**	$ 154,214
Projected benefit obligation	**149,169**	157,086
Plan assets	**98,865**	107,160

In 2008 and 2007, $41,118,000 and $42,065,000, respectively, of the unfunded ABO and $43,360,000 and $44,937,000, respectively, of the unfunded PBO related to our pension plan for a German operation. Funding of pension obligations is not required in Germany.

The weighted allocations of pension plan assets at August 31, 2008 and 2007 are shown in the following table.

	2008	2007
Equity securities	**64%**	67%
Debt securities	**33**	32
Cash and cash equivalents	**3**	1
	100%	100%

At August 31, 2008, our target allocation percentages for plan assets were approximately 65% equity securities and 35% debt securities. The targets may be adjusted periodically to reflect current market conditions and trends as well as inflation levels, interest rates and the trend thereof, and economic and monetary policy. The objective underlying this allocation is to achieve a long-term rate of return of 5.75% above inflation.

We will use a weighted-average long-term rate of return of approximately 7.70% in fiscal 2009. Expected rates of return are developed based on the target allocation of debt and equity securities and on the historical returns on these types of investments judgmentally adjusted to reflect current expectations based on historical experience of the plan's investment managers. In evaluating future returns on equity securities, the existing portfolio is stratified to separately consider large and small capitalization investments as well as international and other types of securities.

We expect to make future benefits payments from our benefit plans as follows:

(In thousands)	Pension Benefits	Other Benefits
2009	$ 11,500	$ 2,000
2010	11,200	2,100
2011	11,400	2,100
2012	11,200	2,100
2013	11,300	2,100
2014-2018	55,600	10,300

The Company anticipates contributing $3,000,000 to its pension benefit plans in fiscal 2009.

The actuarial weighted-average assumptions used to determine plan liabilities at August 31, are as follows:

	Pension Benefits		Other Benefits	
	2008	2007	**2008**	2007
Weighted-average assumptions:				
Discount rate	**6.60%**	5.90%	**6.90%**	6.25%
Expected return on plan assets	**7.70**	7.70	**N/A**	N/A
Rate of compensation increase	**3.00**	2.85	**N/A**	N/A
Healthcare cost increase	**N/A**	N/A	**9.0 – 5.0%**	9.5 – 5.0%
Healthcare cost grading period	**N/A**	N/A	**8 years**	9 years

The actuarial weighted-average assumptions used to determine plan costs are as follows (measurement date September 1):

	Pension Benefits		Other Benefits	
	2008	2007	**2008**	2007
Discount rate	**5.90%**	5.75%	**6.25%**	6.00%
Expected return on plan assets	**7.70**	7.70	**N/A**	N/A
Rate of compensation increase	**2.85**	2.85	**N/A**	N/A
Healthcare cost increase	**N/A**	N/A	**9.5 – 5.0%**	10.0 – 5.0%
Healthcare cost grading period	**N/A**	N/A	**9 years**	10 years

The assumed healthcare trend rate has a significant effect on the amounts reported for healthcare benefits. A one-percentage point change in assumed healthcare rate would have the following effects:

(In thousands)	Increase	Decrease
Service and interest cost	$ 112	$ (27)
Postretirement benefit obligation	650	(581)

Note 9 – Income Taxes

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

(In thousands)	2008	2007
Deferred tax assets and liabilities		
Assets:		
Postretirement obligations	$ 12,814	$ 13,674
Net operating loss carryforwards	16,349	18,766
Tax credit carryforward	6,095	7,391
Other accruals	6,772	5,661
Inventory allowances	2,802	2,687
Warranty reserve	2,238	2,461
Customer advance payments and prepaid expenses	1,664	2,057
Research and development costs	1,966	2,308
Goodwill and purchase assets basis differences	1,632	2,921
Other items	2,510	3,423
	54,842	61,349
Less valuation allowances	14,720	19,140
	40,122	42,209
Liabilities:		
Other accruals	2,469	2,013
Fixed asset basis differences	5,477	5,726
Goodwill and purchased asset basis differences	42,712	38,991
Other items	1,116	1,198
	51,774	47,928
Net deferred tax liability	$(11,652)	$ (5,719)

The tax credit carryforwards, which primarily relate to foreign tax credits, begin to expire in fiscal 2012. The primary components of the net operating loss carryforwards exist in Germany ($12,497,000 for income tax and $7,452,000 for trade tax), Italy ($14,312,000) and the Netherlands ($14,774,000). There are no expiration dates on the net operating loss carryforwards in Germany and the Netherlands. The net operating loss carryforwards in Italy begin to expire in fiscal 2009.

Expense (In thousands)	2008	2007	2006
Current:			
U.S. federal	$ 16,243	$ 8,654	$ 273
Non-U.S.	14,803	12,562	15,037
U.S. state	1,110	425	166
	32,156	21,641	15,476
Deferred:			
U.S. federal	15,282	11,777	(3,018)
Non-U.S.	(9,649)	2,438	390
U.S. state	1,310	1,010	(259)
	6,943	15,225	(2,887)
	$ 39,099	$ 36,866	$ 12,589
Tax expense included in minority interest	$ 916	$ 862	$ 916
Non-U.S. pretax income (loss)	$ 64,735	$ 40,674	$ (6,284)

A summary of the differences between tax expense at the statutory U.S. rate and recorded tax expense is reconciled as follows:

(In thousands)	2008	2007	2006
Tax expense (benefit) at U.S. statutory rate	$ 45,022	$ 31,164	$ (1,903)
Impact of change in valuation allowances on non-U.S. losses	(4,914)	163	1,201
Impact on U.S. taxes from repatriation of foreign earnings	789	1,477	(44)
Extraterritorial income deduction/Section 199	(722)	(402)	(517)
Impact from nondeductible goodwill write-off	0	0	15,421
Impact from other nondeductible expenses	786	306	834
Non-U.S. tax lower than U.S. tax rates	(2,374)	(493)	(2,550)
Tax contingencies	450	1,160	0
Revaluation of deferred tax accounts	298	3,079	0
Other items – net	(236)	412	147
Recorded tax expense	$ 39,099	$ 36,866	$ 12,589

The impact of change in valuation allowances on non-U.S losses primarily relates to certain operating entities in Germany and Italy. No further valuation allowances exist for these entities.

In July 2006, the FASB issued Interpretation No. 48 (FIN 48), "Accounting for Uncertainty in Income Taxes", which is effective for fiscal years beginning after December 15, 2006. This interpretation prescribes a framework for recognizing and measuring income tax benefits for inclusion in the financial statements and also provides guidance on derecognition, classification, interest and penalties. FIN 48 provides that an income tax benefit is recognized in the financial statements when it is more likely than not that the benefit claimed or to be claimed on an income tax return will be sustained upon examination. The amount of income tax benefit recognized is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement.

The Company adopted the provisions of FIN 48 on September 1, 2007. The total amount of unrecognized tax benefits as of the date of adoption was $6,334,000, including interest and penalties, all of which would affect the effective tax rate if recognized in future periods. As a result of the implementation of FIN 48, the Company recognized a $5,538,000 increase in the liability for unrecognized tax benefits, including interest and penalties, accounted for as a decrease to retained earnings (cumulative effect) as of September 1, 2007. There have been no material changes in the balance of unrecognized tax benefits during fiscal 2008.

A reconciliation of the change in unrecognized tax benefits, excluding interest and penalties, from September 1, 2007 to August 31, 2008 is as follows:

(In thousands)	
Balance at September 1, 2007	$4,897
Increases/(decreases) for prior year tax positions	113
Increases/(decreases) for current year tax positions	497
Increases/(decreases) related to settlements	0
Increases/(decreases) related to statute lapses	(372)
Increases/(decreases) related to exchange rate changes	246
Balance at August 31, 2008	**$5,381**

All of the balance of unrecognized tax benefits at August 31, 2008 of $5,381,000, would, if recognized, affect the effective tax rate.

To the extent penalties and interest would be assessed on any underpayment of income tax, such amounts have been accrued and classified as a component of income tax expense in the financial statements. This is an accounting policy election made by the Company that is a continuation of the Company's historical policy and will continue to be consistently applied in the future. Accrued interest and penalties are included in the related tax liability in the Consolidated Balance Sheet. As of September 1, 2007, the Company had total accrued interest and penalties of $1.4 million related to unrecognized tax benefits. The Company made payments of interest and penalties of $0.2 million and reduced its interest and penalty accrual by $0.3 million in fiscal 2008, and in total, as of August 31, 2008, has recognized a liability for interest and penalties of $0.9 million.

The Company does not anticipate a significant change in the balance of unrecognized tax benefits within the next 12 months.

The Company is subject to income tax in numerous jurisdictions where it operates including major operations in the United States, Canada, Germany, Italy, Switzerland, the United Kingdom and the Netherlands. The Company is open to examination in the United States from the tax year ended 2005. The Company's non-U.S. locations are primarily open to examination from the tax year ended 2001 to present.

Note 10 – Common Stock

We sponsor a long-term incentive stock plan to provide for the granting of stock-based compensation to directors, officers and other key employees. In addition, we sponsor stock option and stock compensation plans for non-employee directors. Under the plan, the stock option price per share cannot be less than the fair market value per share as of the date of grant. For officers and other key employees, outstanding grants become exercisable over a three-year period, while options for non-employee directors are immediately exercisable. Option awards generally have 10-year contractual terms. Proceeds from the sale of stock issued under option arrangements are credited to common stock.

Summaries of amounts issued under the stock option plans are presented in the following tables. All data has been restated in the following tables to give effect to our 2-for-1 stock split which was effective February 28, 2008. The 2-for-1 stock split was in the form of share distribution.

Stock option activity

	Stock Options	Weighted-Average Option Price Per Share
Outstanding at September 1, 2005	2,068,002	$ 12.22
Granted	160,000	11.13
Exercised	(414,138)	11.24
Canceled	(383,996)	12.83
Outstanding at August 31, 2006	1,429,868	12.22
Granted	83,800	16.37
Exercised	(687,336)	13.19
Canceled	(88,532)	12.61
Outstanding at August 31, 2007	737,800	11.84
Granted	**111,822**	**12.70**
Exercised	**(388,198)**	**11.26**
Outstanding at August 31, 2008	**461,424**	**$16.52**

Exercisable stock options at year-end	
2006	1,183,964
2007	568,268
2008	252,805
Shares available for grant at year-end	
2006	2,240,000
2007	1,912,730
2008	1,740,362

Components of outstanding stock options at August 31, 2008

Range of Exercise Price	Number Outstanding	Weighted-Average Contract Life in Years	Weighted-Average Exercise Price	Intrinsic Value (In thousands)
$ 7.69 – 11.00	180,330	6.29	$10.63	$ 6,172
11.50 – 31.02	281,094	6.91	20.29	6,902
$ 7.69 – 31.02	461,424	6.67	$16.52	$13,074

Components of exercisable stock options at August 31, 2008

Range of Exercise Price	Number Outstanding	Weighted-Average Contract Life in Years	Weighted-Average Exercise Price	Intrinsic Value (In thousands)
$ 7.69 – 11.00	142,000	6.05	$10.60	$4,864
11.50 – 21.93	110,805	4.08	13.29	3,497
$ 7.69 – 21.93	252,805	5.19	$11.78	$8,361

The total intrinsic value of options exercised during fiscal 2008, 2007 and 2006 was $12,649,000, $9,629,000 and $1,309,000, respectively.

Under our 2008 long-term incentive stock plan, selected participants received performance share awards. The performance shares earned range from 50% to 150% of the target award based on earnings per share and return on assets. The performance shares are earned at the end of one year, but are only issued as common shares to the participant if the participant continues in our employment for two more years. Under our previous long-term incentive stock plan, selected participants received awards which converted into a variable number of restricted shares based on absolute measures based on earnings per share and return on assets. The restricted shares earned ranged from 50% to 200% of the target award. Restricted shares earned were issued to the participants at the end of the three-year measurement period and were subject to forfeit if the participant left our employment within the following one to two years.

For the performance period ended August 31, 2008, $1,745,000 performance shares were earned ($864,000 and $1,207,000 in fiscal 2007 and fiscal 2006, respectively).

As of August 31, 2008 we had $4,325,000 of compensation expense not yet recognized related to nonvested stock awards. The weighted-average period that this compensation cost will be recognized is fifteen months.

Total after tax compensation expense included in net income for all stock-based awards was $2,100,000, $1,797,000 and $1,096,000 for fiscal years 2008, 2007 and 2006, respectively.

Note 11 – Net Income Per Share

The following table sets forth the computation of basic and diluted net income (loss) per share:*

(In thousands, except per share data)	**2008**	2007	2006
Numerator:			
Basic:			
Net income (loss)	**$ 87,402**	$ 50,705	$(19,587)
Effect of dilutive securities:			
Convertible debt interest	**0**	0	1,784
Income (loss) attributable to diluted shares	**$ 87,402**	$ 50,705	$(17,803)
Denominator:			
Basic:			
Weighted average shares	**34,524**	34,050	29,796
Effect of dilutive securities:			
Convertible debt	**0**	0	3,302
Dilutive options and restricted shares	**194**	162	52
Diluted	**34,718**	34,212	33,150
Net income (loss) per share:			
Basic	**$ 2.53**	$ 1.49	$ (0.66)
Diluted	**$ 2.52**	$ 1.48	$ (0.66)

* *Adjusted for 2-for-1 stock split of our shares in fiscal 2008.*

Note 12 – Business Segments And Geographic Information

Fluid Management. Our Fluid Management business segment designs, manufactures and markets equipment and systems used in oil and gas exploration and recovery, specialty chemical, wastewater treatment and a variety of other industrial applications. Primary brands include Moyno®, Yale®, New Era®, Tarby® and Hercules®. Our products and systems include hydraulic drilling power sections; down-hole and industrial progressing cavity pumps and related products such as grinders for applications involving the flow of viscous, abrasive and solid-laden slurries and sludge; and a broad line of ancillary equipment, such as rod guides, rod and tubing rotators, wellhead systems, pipeline closure products and valves. These products and systems are used at the wellhead and in subsurface drilling and production.

Process Solutions. Our Process Solutions business segment designs, manufactures and services glass-lined reactors and storage vessels, standard and customized fluid-agitation equipment and systems and customized fluoropolymer-lined fittings, vessels and accessories, primarily for the pharmaceutical and fine chemical markets. Primary brands are Pfaudler®, Tycon-Technoglass®, Chemineer® and Edlon®.

Romaco. Romaco designs, manufacturers and markets packaging and secondary processing equipment for the pharmaceutical, healthcare, nutriceutical, food and cosmetics industries. Packaging applications include dosing, filling and sealing of vials, capsules, tubes, bottles and blisters, as well as customized packaging. Primary brands are Noack®, Siebler®, FrymaKoruma®, Macofar® and Promatic®.

We evaluate performance and allocate resources based on income before interest and income taxes ("EBIT"). Identifiable assets by business segment include all assets directly identified with those operations. Corporate assets consist mostly of cash and intangible assets. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies except that we account for U.S. inventory on a FIFO basis at the segment level compared to a LIFO basis at the consolidated level.

The following tables provide information about our reportable business segments.

(In thousands)	2008	2007	2006
Unaffiliated Customer Sales:			
Fluid Management	$ 322,868	$ 292,283	$ 245,180
Process Solutions	313,604	273,890	231,009
Romaco	150,696	129,220	149,200
Total	$ 787,168	$ 695,393	$ 625,389
Intersegment Sales:			
Fluid Management	$ 0	$ 0	$ 0
Process Solutions	0	0	441
Romaco	0	0	0
Corporate and Eliminations	0	0	(441)
Total	$ 0	$ 0	$ 0
Depreciation and Amortization:			
Fluid Management	$ 6,993	$ 7,376	$ 7,491
Process Solutions	6,753	6,224	6,496
Romaco	1,869	2,090	2,991
Corporate and Eliminations	634	934	1,600
Total	$ 16,249	$ 16,624	$ 18,578
EBIT:			
Fluid Management	$ 91,319	$ 76,973	$ 56,522
Process Solutions	37,570[(1)]	31,941[(1)]	8,867[(1)]
Romaco	20,603[(2)]	2,612[(2)]	(38,189)[(2)]
Corporate and Eliminations	(18,828)	(17,244)	(19,692)
Total	$ 130,664	$ 94,282	$ 7,508
Identifiable Assets:			
Fluid Management	$ 270,331	$ 252,980	$ 234,579
Process Solutions	373,545	359,453	328,495
Romaco	111,610	101,777	110,566
Corporate and Eliminations	109,231	101,933	38,407
Total	$ 864,717	$ 816,143	$ 712,047
Capital Expenditures:			
Fluid Management	$ 13,204	$ 8,373	$ 7,882
Process Solutions	9,680	4,209	2,046
Romaco	1,505	960	3,436
Corporate and Eliminations	(2,275)	2,994	296
Total	$ 22,114	$ 16,536	$ 13,660

Information about our operations in different geographical regions is presented below. Our primary operations are in the U.S. and Europe. Sales are attributed to countries based on the location of the customer.

(In thousands)	2008	2007	2006
Sales			
United States	**$304,100**	$280,645	$253,818
Europe	**215,133**	185,168	176,695
Other North America	**81,738**	67,165	71,535
Asia	**111,108**	100,263	79,481
South America	**36,207**	40,541	33,225
Other	**38,882**	21,611	10,635
	$787,168	$695,393	$625,389
Tangible Assets			
United States	**$145,789**	$132,229	$139,003
Europe	**186,100**	178,789	169,198
Other North America	**27,915**	32,889	26,068
South America	**21,461**	17,949	15,880
Asia and Australia	**75,907**	61,818	49,186
Corporate	**121,786**	114,047	38,878
	$578,958	$537,721	$438,213

(1) Includes cost of $2,541,000 in fiscal 2006, related to the restructuring of our Process Solutions segment. Fiscal 2008 includes gain of $835,000 related to the disposition of facilities, fiscal 2007 includes a gain of $5,036,000, and fiscal 2006 includes losses of $189,000 related to the disposition of facilities and product lines.

(2) Includes costs of $1,818,000, and $4,755,000 in fiscal years 2007 and 2006, respectively, related to the restructuring of our Romaco segment. Fiscal years 2008 and 2007 include a gain of $6,796,000 and $243,000 respectively, on product line and facility dispositions, and fiscal 2006 includes a gain of $8,144,000 on the disposition of product lines. Fiscal 2006 also includes a $39,174,000 goodwill impairment charge.

Note 13 – Quarterly Data (Unaudited)

Earnings per share for each quarter and the year are calculated individually and may not add to the total for the year.

	2008 Quarters				
(In thousands, except per share data)	1st	2nd	3rd	4th	Total
Sales	**$173,536**	**$184,932**	**$200,946**	**$227,754**	**$787,168**
Gross profit	**62,862**	**66,235**	**76,824**	**84,341**	**290,262**
EBIT	**23,221**	**26,221**	**40,160**	**41,062**	**130,664**
Income before income taxes and minority interest	**22,494**	**25,442**	**39,903**	**40,794**	**128,633**
Net income	**13,938**	**16,337**	**26,495**	**30,632**	**87,402**
Net income per share:					
Basic	**$ 0.41**	**$ 0.47**	**$ 0.77**	**$ 0.88**	**$ 2.53**
Diluted	**0.40**	**0.47**	**0.76**	**0.88**	**2.52**
Weighted-average common shares:					
Basic	**34,370**	**34,488**	**34,548**	**34,685**	**34,524**
Diluted	**34,642**	**34,620**	**34,650**	**34,836**	**34,718**

	2007 Quarters				
(In thousands, except per share data)	1st	2nd	3rd	4th	Total
Sales	$ 154,433	$ 162,498	$ 171,428	$ 207,034	$ 695,393
Gross profit	53,863	54,849	61,415	72,214	242,341
EBIT	19,163	15,794	23,000	36,325	94,282
Income before income taxes and minority interest	17,623	14,449	21,535	35,432	89,039
Net income	10,613	7,932	13,248	18,912	50,705
Net income per share:					
Basic	$ 0.32	$ 0.23	$ 0.39	$ 0.55	$ 1.49
Diluted	0.31	0.23	0.39	0.55	1.48
Weighted-average common shares:					
Basic	33,704	34,116	34,170	34,242	34,050
Diluted	34,062	34,332	34,410	34,384	34,212

On January 9, 2008, we declared a 2-for-1 stock split of our common shares effected in the form of a share distribution. The record date for this stock split was February 4, 2008, and the additional shares were issued on February 28, 2008. All net income per share information has been adjusted to reflect this stock split.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Management, including our Chief Executive Officer (CEO) and Chief Financial Officer (CFO), conducted an evaluation of the effectiveness of the design and operation of our "disclosure controls and procedures" (Disclosure Controls) as of August 31, 2008. Based upon this evaluation, our CEO and CFO have concluded that the design and operation of our disclosure controls and procedures were effective as of August 31, 2008.

Disclosure Controls are controls and procedures designed to reasonably assure that information required to be disclosed in our reports filed under the Exchange Act, such as this Form 10-K, is recorded, processed, summarized and reported within the time periods specified in the U.S. Securities and Exchange Commission's (SEC) rules and forms. Disclosure Controls are also designed to reasonably assure that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. Our quarterly evaluation of Disclosure Controls includes an evaluation of some components of our internal control over financial reporting and internal control over financial reporting is also separately evaluated on an annual basis for purposes of providing the management report which is set forth below.

Management Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Management assessed our internal control over financial reporting as of August 31, 2008, the end of our fiscal year. Management based its assessment on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management's assessment included evaluation of such elements as the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies, and our overall control environment. Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of August 31, 2008. Our independent registered public accounting firm, Ernst & Young LLP, independently assessed the effectiveness of the Company's internal control over financial reporting. Ernst & Young LLP has issued an attestation report, which is included at Part II, Item 8 of this Form 10-K.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting during the fiscal quarter ended August 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

Part III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT AND CORPORATE GOVERNANCE

Information Concerning Directors and Executive Officers

The information required by this item relating to directors and executive officers of the Company, the Company's Audit Committee and Section 16(a) Compliance is incorporated herein by reference to that part of the information under "Election of Directors," "Security Ownership" and "Section 16 Beneficial Ownership Reporting Compliance" in the Company's Proxy Statement for its Annual Meeting of Shareholders scheduled to be held on January 7, 2009. Certain information concerning executive officers of the Company appears under "Executive Officers of the Registrant" at Part I of this Report.

Code of Ethics

The Company has a Code of Business Conduct (the "Code") that applies to all employees, executive officers and directors of the Company. A copy of the Code is posted on the Company's website. The Code also serves as a code of ethics for the Company's chief executive officer, principal financial officer, principal accounting officer, controller, or any person performing similar functions (the "Senior Officers"). Any waiver of any provision of the Code granted to a Senior Officer may only be granted by the full Board of Directors or its Audit Committee. If a waiver is granted, information concerning the waiver will be posted on the Company's website www.robn.com for a period of 12 months.

Audit Committee Financial Expert

The Company's Board of Directors has determined that at least two persons serving on its audit committee are "audit committee financial experts" as defined under Item 407(d)(5) of Regulation S-K. Dale L. Medford and Andrew G. Lampereur, members of the audit committee, are audit committee financial experts and are independent as that term is used in Item 407(a) of Regulation S-K.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item 11 is incorporated herein by reference to the Proxy Statement for our Annual Meeting of Shareholders on January 7, 2009.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following table sets forth certain information regarding our equity compensation plans as of August 31, 2008:

Plan Category	(a) Number of Common Shares to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants, and Rights	(c) Number of Common Shares Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a))
Equity compensation plans approved by shareholders [1,2]	461,424	$16.52	1,740,362
Equity compensation plans not approved by shareholders	0	0	0
Total	461,424	$16.52	1,740,362

(1) Includes outstanding options under (i) our 1994 Long-Term Incentive Stock Plan, 1995 Stock Option Plan for Non-Employee Directors, and 1999 Long-Term Incentive Plan, all of which have terminated as to future awards, and (ii) our 2004 Stock Incentive Plan.

(2) All shares listed in Column (c) are available for future awards under our 2004 Stock Incentive Plan. Awards may be comprised of options, restricted shares, performance shares, share awards or share unit awards upon such terms as the Compensation Committee of the Board determines at the time of grant that are consistent with the express terms of the plan.

The other information required by this Item 12 is incorporated herein by reference to the Proxy Statement for our Annual Meeting of Shareholders on January 7, 2009.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information required by this Item 13 is incorporated herein by reference to the Proxy Statement for our Annual Meeting of Shareholders on January 7, 2009.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item 14 is incorporated herein by reference to the Proxy Statement for our Annual Meeting of Shareholders on January 7, 2009.

Part IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) (1) FINANCIAL STATEMENTS

The following consolidated financial statements of Robbins & Myers, Inc. and its subsidiaries are at Item 8 hereof.

Consolidated Balance Sheet – August 31, 2008 and 2007.

Consolidated Statement of Operations –
Years ended August 31, 2008, 2007 and 2006.

Consolidated Shareholders' Equity Statement –
Years ended August 31, 2008, 2007 and 2006.

Consolidated Cash Flow Statement –
Years ended August 31, 2008, 2007 and 2006.

Notes to Consolidated Financial Statements.

(a) (2) FINANCIAL STATEMENT SCHEDULE

Schedule II – Valuation and Qualifying Accounts

All other schedules are omitted because they are not applicable, or not required, or because the required information is included in the consolidated financial statements or notes thereto.

(a) (3) EXHIBITS. See INDEX to EXHIBITS.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, Robbins & Myers, Inc. has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 28th day of October, 2008.

ROBBINS & MYERS, INC.

BY /s/ Peter C. Wallace

Peter C. Wallace
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of Robbins & Myers, Inc. and in the capacities and on the date indicated:

Name	Title	Date
/s/ Peter C. Wallace Peter C. Wallace	Director, President and Chief Executive Officer	October 28, 2008
/s/ Christopher M. Hix Christopher M. Hix	Vice President and Chief Financial Officer (Principal Financial Officer)	October 28, 2008
/s/ Kevin J. Brown Kevin J. Brown	Corporate Controller (Principal Accounting Officer)	October 28, 2008
*Thomas P. Loftis	Chairman Of Board	October 28, 2008
*Daniel W. Duval	Director	October 28, 2008
*David T. Gibbons	Director	October 28, 2008
*Stephen F. Kirk	Director	October 28, 2008
*Andrew G. Lampereur	Director	October 28, 2008
*Dale L. Medford	Director	October 28, 2008

*The undersigned, by signing his name hereto, executes this Report on Form 10-K for the year ended August 31, 2008 pursuant to powers of attorney executed by the above-named persons and filed with the Securities and Exchange Commission.

/s/ Peter C. Wallace

Peter C. Wallace
Their Attorney-in-fact

SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS

Description (in thousands)	Balance at Beginning of Period	Additions: Charged to Costs and Expenses	Additions: Other – Describe [8]	Deductions – Describe	Balance at End of Period
Year Ended August 31, 2008					
Allowances and reserves deducted from assets:					
Uncollectible and reserves deducted from assets	**$ 6,189**	**$ 1,790**	**$ 333** [1]	**$ 617** [2]	**$ 7,695**
Inventory obsolescence	**14,137**	**1,791**	**430**	**1,049** [3]	**15,309**
Deferred tax asset valuation allowance	**19,140**	**969**	**469**	**5,858** [4]	**14,720**
Other reserves:					
Warranty claims	**7,922**	**1,851**	**53**	**1,973** [5]	**7,853**
Current & L-T insurance reserves	**1,663**	**801**	**0**	**1,153** [6]	**1,311**
Restructuring reserves	**258**	**0**	**0**	**258** [7]	**0**
Year Ended August 31, 2007					
Allowances and reserves deducted from assets:					
Uncollectible and reserves deducted from assets	$ 6,860	$ 2,455	$ 279	$ 3,405 [2]	$ 6,189
Inventory obsolescence	17,583	2,156	566	6,168 [3]	14,137
Deferred tax asset valuation allowance	23,151	1,421	1,238	6,670 [4]	19,140
Other reserves:					
Warranty claims	7,605	2,188	128	1,999 [5]	7,922
Current & L-T insurance reserves	1,741	871	0	949 [6]	1,663
Restructuring reserves	1,755	0	94	1,591 [7]	258
Year Ended August 31, 2006					
Allowances and reserves deducted from assets:					
Uncollectible and reserves deducted from assets	$ 4,632	$ 2,828	$ 143	$ 743 [2]	$ 6,860
Inventory obsolescence	21,351	2,347	657	6,772 [3]	17,583
Deferred tax asset valuation allowance	23,296	1,201	950	2,296 [4]	23,151
Other reserves:					
Warranty claims	9,176	3,134	71	4,776 [5]	7,605
Current & L-T insurance reserves	2,098	1,294	0	1,651 [6]	1,741
Restructuring reserves	1,074	5,738	38	5,095 [7]	1,755

(1) Includes impact from acquisition of Mavag in fiscal 2008 of $250,000.

(2) Represents accounts receivable written off against the reserve, and impact from dispositions of $981,000 and $200,000 in fiscal 2007 and 2006, respectively.

(3) Inventory items scrapped and written off against the reserve, and impact from dispositions of $2,484,000 and $2,800,000 in fiscal 2007 and 2006, respectively.

(4) Impact of valuation allowance release and changes in tax rates.

(5) Warranty cost incurred applied against the reserve, and impact from dispositions of $91,000 and $970,000 in fiscal 2007and 2006, respectively.

(6) Spending against casualty reserve.

(7) Spending against restructure reserve.

(8) Includes impact of exchange rates, and for fiscal 2008, allowance for doubtful accounts of acquired business.

INDEX TO EXHIBITS

(3) ARTICLES OF INCORPORATION AND BY-LAWS:

3.1	Amended Articles of Incorporation of Robbins & Myers, Inc was filed as Exhibit 3.1 to our Quarterly Report on Form 10-Q for the Quarter ended February 29, 2008	*
3.2	Code of Regulations of Robbins & Myers, Inc. was filed as Exhibit 3.2 to our Quarterly Report on Form 10-Q for the Quarter ended February 28, 2007	*

(4) INSTRUMENTS DEFINING THE RIGHTS OF SECURITY HOLDERS, INCLUDING INDENTURES:

4.1	Fifth Amended and Restated Credit Agreement dated December 19, 2006 among Robbins & Myers, Inc., Robbins & Myers Finance Europe B.V., the Lenders named in the amended agreement and JP Morgan Chase Bank, N.A. as Administrative Agent and Issuing Bank was filed as Exhibit 4.1 to our Current Report on Form 8-K filed on December 22, 2006	*
4.2	Amended and Restated Pledge and Security Agreement between Robbins & Myers, Inc. and Bank One, Dayton, N.A., dated May 15, 1998, was filed as Exhibit 4.2 to our Report on Form 10-K for the year ended August 31, 2003	*
4.3	Form of $100 million senior note agreement dated May 1, 1998 was filed as Exhibit 4.1 to our Report on Form 10-Q for the quarter ended May 31, 1998	*
4.4	Registration Agreement, dated August 7, 2008, between Robbins & Myers, Inc. and M.H.M & Co., Ltd. was filed as Exhibit 4.3 to our Registration Statement on Form S-3ASR (File No. 333-152874)	*

(10) MATERIAL CONTRACTS:

10.1	Robbins & Myers, Inc. Cash Balance Pension Plan (As Amended and Restated Effective as of October 1, 1999) was filed as Exhibit 10.1 to our Annual Report on Form 10-K for the year ended August 31, 2001	*/M
10.1	Robbins & Myers, Inc. Cash Balance Pension Plan (As Amended and Restated Effective as of October 1, 1999) was filed as Exhibit 10.1 to our Annual Report on Form 10-K for the year ended August 31, 2001	*/M
10.2	Third Amendment to the Robbins & Myers, Inc. Cash Balance Pension Plan, dated October 31, 2005 was filed as an Exhibit to our Current Report on Form 8-K filed on November 4, 2005	*/M
10.3	Robbins & Myers, Inc. Employee Savings Plan as amended through August 31, 2000 was filed as Exhibit 10.4 to our Annual Report on Form 10-K for the year ended August 31, 2000	*/M
10.4	Robbins & Myers, Inc. Executive Supplemental Retirement Plan as amended through October 5, 2007 was filed as Exhibit 10.4 to our Annual Report on Form 10-K for the year ended August 31, 2007	*/M
10.5	Robbins & Myers, Inc. Executive Supplemental Pension Plan as amended through October 5, 2007 was filed as Exhibit 10.5 to our Annual Report on Form 10-K for the year ended August 31, 2007	*/M
10.6	Form of Indemnification Agreement between Robbins & Myers, Inc., and each director was filed as Exhibit 10.5 to our Annual Report on Form 10-K for the year ended August 31, 2001	*/M
10.7	Robbins & Myers, Inc. 1994 Directors Stock Compensation Plan was filed as Exhibit 10.6 to our Annual Report on Form 10-K for the year ended August 31, 2001	*/M
10.8	Robbins & Myers, Inc. 1994 Long-Term Incentive Stock Plan as amended was filed as Exhibit 10.10 to our Report on Form 10-K for the year ended August 31, 1996	*/M
10.9	Robbins & Myers, Inc. 1995 Stock Option Plan for Non-Employee Directors was filed as Exhibit 4.1 to our Registration Statement on Form S-8 (File No. 333-00293)	*/M
10.10	Robbins & Myers, Inc. Senior Executive Annual Cash Bonus Plan as amended through January 9, 2008 was filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q for the Quarter ended February 29, 2008	*/M
10.11	Robbins & Myers, Inc. 1999 Long-Term Incentive Stock Plan was filed as Exhibit 4.3 to our Registration Statement on Form S-8 (File No. 333-35856)	*/M
10.12	Robbins & Myers, Inc. 2004 Stock Incentive Plan as amended through October 4, 2007 was filed as Exhibit 10.12 to our Annual Report on Form 10-K for the year ended August 31, 2007	*/M
10.13	Letter Agreement between Robbins & Myers, Inc. and Christopher M. Hix, dated July 17, 2006 was filed as an Exhibit to our Current Report on Form 8-K filed on July 17, 2006	*/M

10.14	Employment Agreement between Robbins & Myers, Inc. and Peter C. Wallace as amended through October 9, 2008	F/M
10.15	Form of Executive Officer Change of Control Agreement as amended through October 5, 2007 entered into with each of Gary S. Brewer, Kevin J. Brown, Jeffrey L. Halsey, Christopher M Hix, and Saeid Rahimian was filed as Exhibit 10.15 to our Annual Report on Form 10-K for the year ended August 31, 2007	*/M
10.16	2006 Executive Supplemental Retirement Plan, effective August 31, 2006, and as amended through October 5, 2007 was filed as Exhibit 10.16 to our Annual Report on Form 10-K for the year ended August 31, 2007	*/M
10.17	Asset and Share Purchase Agreement, dated February 28, 2006, among Robbins & Myers, Inc., Romaco International B.V., and Romaco Pharmatechnik GmbH and Coesia, S.p.A. was filed as Exhibit 10.1 to our Current Report on Form 8-K filed on March 3, 2006	*
10.18	Form of Option Award Agreement under Robbins & Myers, Inc. 2004 Stock Incentive Plan approved by the Compensation Committee of Board of Directors of Robbins & Myers, Inc. on October 5, 2007 was filed as Exhibit 10.18 to our Annual Report on Form 10-K for the year ended August 31, 2007	*/M
10.19	Form of Award Agreement for Restricted Share Award under Robbins & Myers, Inc. 2004 Stock Incentive Plan approved by the Compensation Committee of Board of Directors of Robbins & Myers, Inc. on October 5, 2007 was filed as Exhibit 10.19 to our Annual Report on Form 10-K for the year ended August 31, 2007	*/M
10.20	Form of Award Agreement for Performance Share Award under Robbins & Myers, Inc. 2004 Stock Incentive Plan approved by the Compensation Committee of Board of Directors of Robbins & Myers, Inc. on October 5, 2007 was filed as Exhibit 10.20 to our Annual Report on Form 10-K for the year ended August 31, 2007	*/M
(14) CODE OF CONDUCT		
14.1	Robbins & Myers, Inc. Code of Business Conduct was filed as Exhibit 14.1 to our Report on Form 10-K for the year ended August 31, 2006	*
(21) SUBSIDIARIES OF THE REGISTRANT		
21.1	Subsidiaries of Robbins & Myers, Inc.	F
(23) CONSENTS OF EXPERTS AND COUNSEL		
23.1	Consent of Ernst & Young LLP	F
(24) POWER OF ATTORNEY		
24.1	Powers of Attorney of any person who signed this Report on Form 10-K on behalf of another pursuant to a Power of Attorney	F
(31) RULE 13A–14(A) CERTIFICATIONS		
31.1	Rule 13a-14(a) CEO Certification	F
31.2	Rule 13a-14(a) CFO Certification	F
(32) SECTION 1350 CERTIFICATIONS		
32.1	Section 1350 CEO Certification	F
32.2	Section 1350 CFO Certification	F

"F" Indicates Exhibit is being filed with this Report.

"*" Indicates that Exhibit is incorporated by reference in this Report from a previous filing with the Commission. Unless otherwise indicated, all incorporated items are incorporated from SEC File No. 000-288.

"R" Instrument with respect to indebtedness that does not exceed 10% of the Company's total assets which is not being filed, but will be furnished to the Commission upon its request.

"M" Indicates management contract or compensatory arrangement.

Exhibit 21.1

Subsidiaries Of Robbins & Myers, Inc.

Robbins & Myers, Inc. has the following subsidiaries all of which (i) do business under the name under which they are organized and (ii) are included in our consolidated financial statements. The names of such subsidiaries are set forth below.

	Jurisdiction in which Incorporated	Percentage of Ownership
Chemineer, Inc.	Delaware	100
Dalian Moyno Pump Co., Ltd.	China	60
Edlon, Inc.	Delaware	100
FrymaKoruma GmbH	Germany	100
FrymaKoruma AG	Switzerland	100
GMM Mavag AG	Switzerland	51
GMM Pfaudler Limited	India	51
Mavag AG	Switzerland	51
Moyno de Mexico, S.A. de C.V.	Mexico	51
Moyno, Inc.	Delaware	100
Pfaudler Equipamentos Industriais Ltda.	Brazil	100
Pfaudler, Inc.	Delaware	100
Pfaudler-Werke GmbH	Germany	100
R&M Energy Systems de Venezuela, C.A.	Venezuela	100
Robannic Overseas Finance A.V.V.	Netherlands Antilles	100
Robbins & Myers Belgium S.A.	Belgium	100
Robbins & Myers Canada, Ltd.	Canada	100
Robbins & Myers (Suzhou) Process Equipment Co., Ltd.	China	100
Robbins & Myers Energy Systems Australia Pty. Ltd	Australia	100
Robbins & Myers Energy Systems de Argentina S.A.	Argentina	100
Robbins & Myers Energy Systems Indonesia Ltd	Indonesia	100
Robbins & Myers Energy Systems L.P.	Texas	100
Robbins & Myers Energy Systems, Inc.	Delaware	100
Robbins & Myers Finance Europe B.V.	Netherlands	100
Robbins & Myers Holdings, Inc.	Delaware	100
Robbins & Myers de Mexico SA	Mexico	100
Robbins & Myers Italia S.r.l.	Italy	100
Robbins & Myers U.K. Limited	England	100
Rodic S.A. de C.V.	Mexico	100
Romaco do Brazil	Brazil	100
Romaco Holdings U.K. Limited	United Kingdom	100
Romaco Immobilienverwaltungs GmbH	Germany	100
Romaco Inc.	Delaware	100
Romaco International B.V.	Netherlands	100
Romaco Machinery S.A.	Spain	100
Robbins & Myers N.V.	Netherland Antilles	100
Romaco Pharmatechnik GmbH	Germany	100
Romaco S.r.l.	Italy	100
Romaco UK Limited	United Kingdom	100
Suzhou Pfaudler Glass-Lined Equipment Co., Limited	China	76
Tarby, Inc.	Delaware	100
Tycon Technoglass S.r.l.	Italy	100

Exhibit 23.1

Consent Of Independent Registered Public Accounting Firm

We consent to the inclusion in this Annual Report (Form 10-K) of Robbins & Myers, Inc. and Subsidiaries of our reports dated October 27, 2008, with respect to the consolidated financial statements and schedule of Robbins & Myers, Inc. and Subsidiaries and the effectiveness of internal control over financial reporting of Robbins & Myers, Inc. and Subsidiaries included in the Annual Report to Shareholders of Robbins & Myers, Inc. and Subsidiaries for the year-ended August 31, 2008.

We consent to the incorporation by reference in the Registration Statements (Form S-8's) pertaining to Stock Option Plan for Non-Employee Directors (No. 33-43625, dated November 1, 1991), 1994 Directors' Stock Compensation Plan (No. 33-84032, dated September 13, 1994), Robbins & Myers, Inc. 1994 Long-term Incentive Plan (No. 333-00291, dated January 19, 1996), Robbins & Myers, Inc. 1995 Stock Option Plan for Non-employee Directors (No. 333-00293, dated January 19, 1996), Robbins & Myers, Inc. 1999 Long-term Incentive Plan (No. 333-35856, dated April 28, 2000), the Robbins & Myers, Inc. 2004 Stock Incentive Plan as Amended (No. 333-121899), the Registration Statement (Form S-3, No. 333-31235, dated July 14, 1997) pertaining to Investor Stock Purchase Plan and Post Effective Amendment No. 1 (dated August 20, 2003), and the Registration Statement (Form S-3 ASR, No. 333-152874, dated August 8, 2008) pertaining to an offering by a selling shareholder, of our report dated October 27, 2008, with respect to the consolidated financial statements and schedule of Robbins & Myers, Inc. and Subsidiaries, and the effectiveness of internal control over financial reporting of Robbins & Myers, Inc. and Subsidiaries, included in this Annual Report (Form 10-K) of Robbins & Myers, Inc. and Subsidiaries for the year ended August 31, 2008.

/s/ Ernst & Young, LLP
Dayton, Ohio
October 27, 2008

Exhibit 24.1

ROBBINS & MYERS, INC.

Limited Power Of Attorney

WHEREAS, Robbins & Myers, Inc. (the "Company") intends to file with the Securities and Exchange Commission its Annual Report on Form 10-K for the year ended August 31, 2008:

NOW, THEREFORE, each of the undersigned in his capacity as a director of the Company hereby appoints Peter C. Wallace his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to execute in his name, place and stead, the Company's Annual Report on Form 10-K for the year ended August 31, 2008 (including any amendment to such report) and any and all other instruments necessary or incidental in connection therewith, and to file the same with the Securities and Exchange Commission. Said attorney shall have full power and authority to do and perform in the name and on behalf of the undersigned, in the aforesaid capacity, every act whatsoever necessary or desirable to be done, as fully to all intents and purposes as the undersigned might or could do in person. The undersigned hereby ratifies and approves the act of said attorney.

IN WITNESS WHEREOF, the undersigned has executed this instrument this 28th day of October, 2008.

/s/ Thomas P. Loftis
Thomas P. Loftis

/s/ Daniel W. Duval
Daniel W. Duval

/s/ David T. Gibbons
David T. Gibbons

/s/ Stephen F. Kirk
Stephen F. Kirk

/s/ Andrew G. Lampereur
Andrew G. Lampereur

/s/ Dale L. Medford
Dale L. Medford

Exhibit 31.1

Certification
Pursuant To Rule 13a – 14(a)

I, Peter C. Wallace, certify that:

1. I have reviewed this Annual Report on Form 10-K of Robbins & Myers, Inc. (the "Registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4. The Registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:

    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c. Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d. Disclosed in this report any change in the Registrant's internal controls over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal controls over financial reporting; and

5. The Registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal controls over financial reporting, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons performing the equivalent functions):

    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Date: October 28, 2008

/s/ Peter C. Wallace

Peter C. Wallace
President and Chief Executive Officer

Exhibit 31.2

Certification
Pursuant To Rule 13a – 14(a)

I, Christopher M. Hix, certify that:

1. I have reviewed this Annual Report on Form 10-K of Robbins & Myers, Inc. (the "Registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4. The Registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:

    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c. Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d. Disclosed in this report any change in the Registrant's internal controls over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal controls over financial reporting; and

5. The Registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal controls over financial reporting, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons performing the equivalent functions):

    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Date: October 28, 2008

/s/ Christopher M. Hix

Christopher M. Hix
Vice President and Chief Financial Officer

Exhibit 32.1

Certification Pursuant To 18 U.S.C. Section 1350, As Adopted Pursuant To Section 906 Of The Sarbanes-Oxley Act Of 2002

I, Peter C. Wallace, President and Chief Executive Officer of Robbins & Myers, Inc. (the "Company"), do hereby certify in accordance with 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Annual Report on Form 10-K of the Company for the period ended August 31, 2008 (the "Annual Report") fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78c(d)) and

2. The information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: October 28, 2008

/s/ Peter C. Wallace

Peter C. Wallace
President and Chief Executive Officer

Exhibit 32.2

Certification Pursuant To 18 U.S.C. Section 1350, As Adopted Pursuant To Section 906 Of The Sarbanes-Oxley Act Of 2002

I, Christopher M. Hix, Vice President and Chief Financial Officer of Robbins & Myers, Inc. (the "Company"), do hereby certify in accordance with 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Annual Report on Form 10-K of the Company for the period ended August 31, 2008 (the "Annual Report") fully complies with the requirements of section 33(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78c(d)) and

2. The information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: October 28, 2008

/s/ Christopher M. Hix

Christopher M. Hix
Vice President and Chief Financial Officer

Reconciliation of Net Income to EBIT, EBITDA, Adjusted EBIT, Adjusted EBIT Margin and Adjusted EBITDA

	Year Ended		
	2008	2007	2006
Net income	**$ 87,402**	$ 50,705	$ (19,587)
Interest expense	**2,031**	5,243	12,946
Income taxes	**39,099**	36,866	12,589
Minority interest	**2,132**	1,468	1,560
EBIT	**130,664**	94,282	7,508
Minority interest	**(2,132)**	(1,468)	(1,560)
Depreciation & amortization	**16,249**	16,624	18,578
EBITDA	**144,781**	109,438	24,526
Special items:			
Property sale gain	**(1,934)**	(6,339)	(1,800)
Business disposition gain	**(5,697)**	-	(8,144)
Restructuring costs, business disposition loss	**-**	2,878	9,285
Goodwill impairment	**-**	-	39,174
Adjusted EBIT (Operating Profit)	**$123,033**	$ 90,821	$ 46,023
Adjusted EBIT Margin (Operating Margin)	**15.6%**	13.1%	7.4%
Adjusted EBITDA	**$137,150**	$105,977	$ 63,041
Process Solutions Segment:			
EBIT	**$ 37,570**	$ 31,941	
Property sale gain	**(835)**	(5,036)	
Adjusted EBIT (Operating Profit)	**$ 36,735**	$ 26,905	
Adjusted EBIT Margin (Operating Margin)	**11.7%**	9.8%	
Romaco Segment:			
EBIT	**$ 20,603**		
Asset disposition gains	**(6,796)**		
Adjusted EBIT (Operating Profit)	**$ 13,807**		
Adjusted EBIT Margin (Operating Margin)	**9.2%**		

EBIT, adjusted EBIT, adjusted EBIT margin, EBITDA, and adjusted EBITDA are non-GAAP financial measures. We use these measures to evaluate our businesses, and we allocate resources to our businesses based on EBIT. EBIT is not, however, a measure of performance calculated in accordance with accounting principles generally accepted in the United States and should not be considered as an alternative to net income as a measure of our operating results. Neither EBIT nor EBITDA are measures of cash available for use by management.

Board Of Directors And Corporate Officers

ROBBINS & MYERS, INC.

Board of Directors

Daniel W. Duval (3)
Former President & Chief Executive Officer
Robbins & Myers, Inc.
Lead Director, Arrow Electronics, Inc.
Director, The Manitowoc Company, Inc.

David T. Gibbons (2, 3)
Interim Chief Executive Officer & Chairman
Cott Corporation
Former President, Chief Executive Officer
& Chairman
The Perrigo Company
Director, The Perrigo Company
Director, HemCon Medical Technologies, Inc.

Richard J. Giromini+
President & Chief Executive Officer
Wabash National Corporation

Stephen F. Kirk (1, 2)
Senior Vice President
& Chief Operating Officer
The Lubrizol Corporation

Andrew G. Lampereur (1, 2)
Executive Vice President
& Chief Financial Officer
Actuant Corporation

Thomas P. Loftis
Chairman of the Board
Robbins & Myers, Inc.
President
Midland Properties

Dale L. Medford (1, 3)
Former Executive Vice President
& Chief Financial Officer
Reynolds & Reynolds Company

Peter C. Wallace
President & Chief Executive Officer
Robbins & Myers, Inc.
Director, Applied Industrial Technologies, Inc.

(1) Members of the Audit Committee
(2) Members of the Compensation Committee
(3) Members of the Nominating & Governance Committee
+ Appointed October 2008

Corporate Officers

Peter C. Wallace
President & Chief Executive Officer

Christopher M. Hix
Vice President & Chief Financial Officer; Assistant Secretary

Saeid Rahimian
Vice President & President of Fluid Management Group

Gary L. Brewer
Vice President & President of Process Solutions Group

Jeffrey L. Halsey
Vice President – Human Resources

Kevin J. Brown
Corporate Controller & Principal Accounting Officer

Michael J. McAdams
Treasurer

Joseph M. Rigot
Corporate Secretary & General Counsel

Shareholder Information

ROBBINS & MYERS, INC.

Corporate Headquarters

Robbins & Myers, Inc.
51 Plum Street, Suite 260
Dayton, Ohio 45440
+1 (937) 458-6600

Independent Registered Public Accounting Firm

Ernst & Young LLP
1660 Kettering Tower
Dayton, Ohio 45423

Shareholder Inquiries

Inquiries regarding change of address, dividend payments, lost certificates and Form 1099 should be addressed to:

Registrar and Transfer Agent
National City Bank
Shareholder Services Operations
P.O. Box 92301
Cleveland, Ohio 44101-4301
(800) 622-6757

Securities Analysts/Institutional Investor Inquiries

Christopher M. Hix
Vice President & Chief Financial Officer
Phone: +1 (937) 458-6635
Fax: +1 (937) 458-6655
e-mail: chris.hix@robn.com

Annual Meeting

January 7, 2009
11:30 a.m., ET
McCormick & Schmick's at The Greene
4429 Cedar Park Drive
Dayton, Ohio 45440

Dividend Reinvestment and Stock Purchase Plan

Robbins & Myers, Inc. offers a convenient way to invest through our Investor Stock Purchase Plan. Investors can acquire shares by reinvesting dividends and/or optional cash payments. To obtain a Plan Prospectus and authorization forms, contact:

National City Bank
Reinvestment Services
P.O. Box 94946
Cleveland, Ohio 44101-4946

Public Filings

Copies of the Company's Form 10-K and Form 10-Q filed with the Securities & Exchange Commission are available without charge from the Company and through our website at www.robn.com.

Quarterly Stock Price and Dividends Paid*

(Per Share of Common Stock)

Fiscal 2008 Quarter Ended	High	Low	Dividends Paid per Share
November 30, 2007	**$37.60**	**$23.95**	**$0.0325**
February 29, 2008	**38.91**	**29.77**	**0.0375**
May 31, 2008	**43.08**	**31.65**	**0.0375**
August 31, 2008	**54.20**	**39.16**	**0.0375**

Fiscal 2007 Quarter Ended	High	Low	Dividends Paid per Share
November 30, 2006	$21.40	$13.98	$0.0275
February 28, 2007	23.61	19.58	0.0325
May 31, 2007	23.07	17.48	0.0325
August 31, 2007	30.97	21.18	0.0325

* Adjusted for 2-for-1 stock split of our shares in the form of a share distribution effective February 28, 2008.

Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fiber
www.fsc.org Cert no. SCS-COC-00648
© 1996 Forest Stewardship Council
FSC

ROBBINS MYERS

Robbins & Myers, Inc.
51 Plum Street, Suite 260
Dayton, Ohio 45440
+1 (937) 458-6600
For more information about Robbins & Myers, Inc., please visit our web site. www.robn.com

END